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MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel Jackson National Asset Management, LLC
DATE:	July 26, 2012
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on June 4, 2012 for Curian Variable Series Trust (“CVST” or “Registrant”)
File Nos: 333-177369 and 811-22613 (the “Registration Statement”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on July 17, 2012 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.	General Comments

a.
If the registrant intends to distribute any summary prospectus, please confirm that the legend required by Rule 498(b(1)(v) is included at the beginning of each summary prospectus. See 17 C.F.R. sec. 230. 498(b)(1)(v).

RESPONSE: The Registrant intends to utilize the summary prospectus and confirms that the required legend will be included at the beginning of each Fund’s summary prospectus.

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at http://hosted.rightprospectus.com/Jackson/CurianVariableSeriesTrust. You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com.  The current Prospectus and SAI, both dated April 30,2012, as supplemented August 27, 2012, are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

b.	For all Funds where the Shareholder Fee says “None,” either replace “None” with “N/A” or delete this section entirely so as not to confuse shareholders.

RESPONSE: The Registrant has changed “None” to “Not Applicable” in the section for the following Funds:

•	Curian Guidance – Equity 100 Fund
•	Curian Guidance – Fixed Income 100 Fund
•	Curian/DFA U.S. Micro Cap Fund
•	Curian/Franklin Templeton Frontier Markets Fund
•	Curian/Neuberger Berman Currency Fund
•	Curian/Van Eck International Gold Fund

c.
Please confirm supplementally that none of the Curian Guidance – Equity 100 Fund, Curian Guidance – Fixed Income 100 Fund, Curian/DFA U.S. Micro Cap Fund, Curian/Franklin Templeton Frontier Markets Fund, Curian/Neuberger Berman Currency Fund or Curian/Van Eck International Gold Fund are receiving waivers of a portion of management fees.

RESPONSE: The Registrant confirms that the Curian Guidance – Equity 100 Fund, Curian Guidance – Fixed Income 100 Fund, Curian/DFA U.S. Micro Cap Fund, Curian/Franklin Templeton Frontier Markets Fund, Curian/Neuberger Berman Currency Fund and Curian/Van Eck International Gold Fund will not benefit from waivers of a portion of management fees at the current time.

d.
For all funds that have no acquired fund fees and expenses line, please confirm supplementally that none of those funds have any acquired fund fees and expenses in excess of one basis point as per Item 3, Instruction 3(f)(i) of Form N-1A.

RESPONSE: The Registrant confirms that the disclosure for the Funds’ fees and expenses table is compliance with Item 3, Instruction 3(f)(i) of Form N-1A.

e.
For all fund of funds, confirm that “underlying funds risk” is included in the principal risk section of the summaries and confirm that the secondary risks – in the non-summary additional information – include the risks of those underlying funds.  Item 4 of Form N-1A requires a summary of the principal risks of investing in the fund.  Please determine which of the risks of the underlying funds constitute principal risks of the fund that invests in them.

RESPONSE: The Registrant confirms that a Fund discloses the principal risks that are applicable to the Fund’s portfolio in the principal risks section for that Fund, including principal risks that may be a result of the Fund’s investment in one or more underlying funds.  The Registrant also confirms that a Fund’s secondary risks are included in the “Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)” section, including secondary risks that may be a result of the Fund’s investment in one or more underlying funds.

f.	For all Funds, please consider adding “Frontier Market Countries” to relevant Asset Classes and Strategies Tables, where appropriate.

RESPONSE: The Registrant confirms that “Diversified Frontier Markets” has been added to the following Fund’s Asset Classes and Strategies Tables: Curian Guidance – Maximize Income Fund, Curian Guidance – Balanced Income Fund, Curian Guidance – Rising Income Fund, Curian Guidance Moderate Growth Fund, Curian Guidance – Maximum Growth Fund, Curian Guidance – Tactical Moderate Fund, and Curian Guidance – Tactical Maximum Fund.

g.
The investment objective in the summary prospectus of the Curian/AQR Risk Parity Fund includes a parenthetical which defines total return as “(consisting of capital appreciation and income).”  See page 54.  In order to be consistent, please add similar parenthetical descriptions to the summary prospectuses of other funds in the trust having total return as part of their investment objective.

RESPONSE:  For the Curian/AQR Risk Parity Fund, the Curian/Franklin Templeton Natural Resources Fund and the Curian/The Boston Company Equity Income Fund, each Fund’s investment objective in the section entitled “Investment Objective” includes the requested parenthetical.

For the Curian/Invesco Balanced-Risk Commodities Fund, the Registrant believes the investment objective is accurate as originally disclosed, as the Curian/Invesco Balanced-Risk Commodities Fund considers capital appreciation and income to be by-products of the investment objective and not part of the objective.

Each sub-adviser defines and/or views total return in a different manner.

h.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several funds in the Trust, please identify the prospectus for each fund where a change was made in response to these comments.

RESPONSE: The Registrant has made conforming changes throughout the prospectus, as applicable. The marked version indicates the places where a change was made.

2.	Summary Overview – Curian Guidance – Equity 100 Fund

Please disclose that, consistent with the name of this portfolio, the Fund will invest at least 80% of its assets in equity securities.  See Rule 35d-1 under the Investment Company Act of 1940, as amended.

RESPONSE: The Registrant has added the underscored language to the first paragraph in the section entitled “Principal Investment Strategies” in both the summary section and non-summary section of the prospectus.

Summary Section:

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in shares of Underlying Funds representing various asset classes and strategies.  The Fund will allocate at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) to Underlying Funds that invest primarily in equity securities (which may include derivatives exposure to equity securities).  The Fund tactically allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.  Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.

Non-summary Section:

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in Underlying Funds representing various asset classes and strategies.  The Fund will allocate at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) to Underlying Funds that invest primarily in equity securities (which may include derivatives exposure to equity securities).  The Fund tactically allocates its assets to Underlying Funds that invest primarily among various equity classes, as well as non-traditional investments.  Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.  In determining allocations to any particular Underlying Fund, the Fund’s investment adviser (the “Adviser”) considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.  Allocations among the Underlying Funds are periodically reviewed and may be revised, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.

3.	Summary Overview – Curian/DFA U.S. Micro Cap Fund

Please define “micro cap” by providing the capital range for micro cap securities in terms of dollar or asset ranges.

RESPONSE: The Registrant has added the underscored language to the third paragraph in the sections entitled “Principal Investment Strategies” in both the summary section and non-summary section of the prospectus.

As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of U.S. micro cap companies.  As of the date of this Prospectus, for the purposes of the Fund, the Sub-Adviser considers micro cap companies to be companies whose market capitalizations are generally in the lowest 5% of total market capitalization or companies whose market capitalizations are smaller than the 1,500th largest U.S. company, whichever results in the higher market capitalization break.  Total market capitalization is based on the market capitalization of U.S. operating companies listed on the New York Stock Exchange (“NYSE”), NYSE Alternext US LLC, Nasdaq Global Market® or such other securities exchanges deemed appropriate by the Sub-Adviser.  When implementing its strategy, the Fund will, as of the date of this Prospectus, generally purchase securities of companies that are in the lowest 5% of total market capitalization but may also purchase securities of companies above this range that are considered micro cap companies under the Sub-Adviser’s market capitalization guidelines.  Under the Sub-Adviser’s market capitalization guidelines described above, as of June 30, 2012, the market capitalization of a micro cap company was $1,297 million or below.

4.	Summary Overview – Curian Guidance – Maximize Income Fund (non-summary section)

Please describe more thoroughly or revise the term “generation of competitive income” found in the “Principal Investment Strategies” section on page 113.

RESPONSE: The Registrant has amended the respective language on page 113 as follows:

The Fund seeks to achieve the generation of ~~competitive~~ income through its investment in Underlying Funds that invest primarily in fixed-income securities and other income generating securities or strategies.  Investments may include Underlying Funds that invest in fixed-income securities, including bonds of U.S. issuers as well as foreign bonds from developed and emerging markets that may be denominated in currencies other than the U.S. dollar.  The Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as “junk bonds.”  Modest allocations may also include Underlying Funds that invest in both domestic and international dividend-paying, equity securities and real estate investment trusts.

5.	Summary Overview – Curian Guidance – Balanced Income Fund (non-summary section)

Please describe more thoroughly or revise the term “generation of competitive income” found in the “Principal Investment Strategies” section on page 117.

RESPONSE: The Registrant has amended the respective language on page 117 as follows:

The Fund seeks to achieve the generation of ~~competitive~~ income through its investment in Underlying Funds that invest in fixed-income securities and other income generating securities or strategies, as well as dividend paying equity securities.  Investments may include Underlying Funds that invest in fixed-income securities, including bonds of U.S. issuers, as well as foreign bonds from developed and emerging markets that may be denominated in currencies other than the U.S. dollar.  The Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities as well as Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as “junk bonds.”  Investments in Underlying Funds that invest in fixed-income instruments are complemented by allocations to Underlying Funds that invest in both domestic and international dividend-paying, equity securities and real estate investment trusts.

6.	Summary Overview – Curian/Neuberger Berman Currency Fund (non-summary section)

Please revise the statement on page 199, “pursuant to investment advisory agreement” in conformance with plain English writing principles.

RESPONSE: The Registrant has amended the respective language on page 199 as follows:

The Sub-Adviser to the Fund is Neuberger Berman Fixed Income LLC (“NBFI”), located at 190 South LaSalle Street, Suite 2400, Chicago, Illinois 60603.  ~~Pursuant to an investment advisory agreement,~~ NBFI is responsible for choosing the Fund’s investments and handling its day-to-day business as required by the investment advisory agreement between the Adviser, Curian Capital, and NBFI; however, certain services may be performed by affiliates of NBFI.  NBFI carries out its duties subject to the policies established by the Board of Trustees.  Together, NBFI and its affiliates (collectively, “Neuberger Berman”) manage approximately $193 billion in total assets (as of 12/31/2011) and continue an asset management history that began in 1939.

7.	Regulatory Inquiries and Pending Litigation

Please provide any updated information available concerning the SEC’s investigation into subadviser Fiduciary Asset Management Inc. (“FAMCO”), discussed on pages 218 and 219.

RESPONSE: The Registrant has confirmed there is no updated information to disclose and the disclosure in the prospectus is currently accurate as filed.

8.	Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits consents, and other required disclosure not included in this pre-effective amendment.  Where required by Item 28 of Form N-1A, please file actual agreements as opposed to “form of” agreements, e.g. advisory agreements and underwriting contracts and reinsurance contracts.  If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

RESPONSE:  The Registrant brings to the Commission staff’s attention that the Registration Statement was filed as a supplement to the Registrant’s current prospectus for the purpose of adding new series of the Registrant and supplementing limited information to certain currently effective series of the Registrant.  The Registrant confirms that the requested updated information will be provided by a filing as contemplated and authorized pursuant to Rule 485(b) under the Securities Act of 1933, as amended, containing the required exhibits and other required disclosures.  The Registrant assures the staff that it will file an amendment for review if the format or a material change occurs in the disclosure that alters either the format or substantive content of the presentation beyond the provision of the actual numeric information.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

The Information In the Prospectus Is Not Complete And May Be Changed. We May Not Sell These Securities Until The Registration Statement Filed With The Securities And Exchange Commission Is Effective. This Prospectus Is Not An Offer To Sell These Securities And Is Not Soliciting An Offer To Buy These Securities In Any State Where The Offer Or Sale Is Not Permitted.

Supplement Dated August 27, 2012
To The Summary Prospectus Dated April 30, 2012

Supplement Dated August 27, 2012
To The Prospectus Dated April 30, 2012

Curian Variable Series Trust

Please note that the changes apply to your variable annuity product(s).

Please note that all changes are effective August 27, 2012, unless otherwise noted below.

The following Funds should be added to the list of Funds on the cover page and to the Table of Contents:

Curian Guidance – Equity 100 Fund
Curian Guidance – Fixed Income 100 Fund
Curian/DFA U . S . Micro Cap Fund
Curian/Franklin Templeton Frontier Markets Fund
Curian/Neuberger Berman Currency Fund
Curian/Van Eck International Gold Fund

In summary prospectus for the Curian Guidance – Maximize Income Fund, the Curian Guidance – Balanced Income Fund, the Curian Guidance – Rising Income Fund, the Curian Guidance – Moderate Growth Fund, the Curian Guidance – Maximum Growth Fund, the Curian Guidance – Tactical Moderate Growth Fund, and the Curian Guidance – Tactical Maximum Growth Fund, in the section entitled “Principal Investment Strategies,” please delete the table following the first paragraph in its entirety and replace it with the following:

Asset Classes and Strategies

Absolute Return

Bank Loan

Commodities Broad Basket

Convertible Arbitrage

Corporate Bond

Covered Call Writing

Currency

Emerging Markets Debt

Emerging Markets Equity

Equity Income

Diversified Frontier Markets

Global Real Estate

Global Tactical Allocation

Inflation-Protected Securities

Infrastructure

International Equity

International Equity Income

International Small Cap

Large Cap Growth

Large Cap Value

Listed Private Equity

Managed Futures

Market Neutral

Micro Cap Equity

Mid Cap Growth

Mid Cap Value

Money Market

Multisector Bond

Natural Resources

Precious Metals

Risk Management Asset Allocation

Small Cap Growth

Small Cap Value

U.S. High Yield

In summary prospectus for the Curian Guidance – Maximize Income Fund, the Curian Guidance – Balanced Income Fund, the Curian Guidance – Rising Income Fund, the Curian Guidance – Moderate Growth Fund, the Curian Guidance – Maximum Growth Fund, the Curian Guidance – Tactical Moderate Growth Fund, and the Curian Guidance – Tactical Maximum Growth Fund, in the section entitled “Principal Risks of Investing in the Fund,” please add the following risks:

•
Frontier market countries risk – Frontier market countries generally have smaller economies and even less developed capital markets than traditional developing markets, and, as a result, the risks of investing in developing market countries are magnified in frontier market countries. The magnification of risks are the result of: potential for extreme price volatility and illiquidity in frontier markets; government ownership or control of parts of private sector and of certain companies; trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which frontier market countries trade; and the relatively new and unsettled securities laws in many frontier market countries.

•
Micro-cap company risk – Micro-cap stocks involve substantially greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices tend to be more volatile and their markets less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities. Also, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company.

•
Precious metal related securities risk – Prices of precious metals and of precious metal related securities historically have been very volatile.  The high volatility of precious metal prices may adversely affect the financial condition of companies involved with precious metals.  The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals.  Other factors that may affect the prices of precious metals and securities related to them include changes in inflation, the outlook for inflation and changes in industrial and commercial demand for precious metals.

In summary prospectus for the Curian Guidance – Institutional Alt 65 Fund, in the section entitled “Principal Investment Strategies,” please delete the tables following the second paragraph in its entirety and replace it with the following:

Traditional Asset Classes and Strategies

U.S. Equity
Large Cap Equity Micro Cap Equity Mid Cap Equity Small Cap Equity

International Equity
Emerging Markets Equity International Equity

Fixed-Income
Bank Loan Emerging Markets Debt Inflation-Protected Securities Investment Grade Multisector Bond U.S. High Yield

Balanced
Global Tactical Allocation

Risk Management Asset Allocation

Money Market Funds

Non-Traditional Asset Classes and Strategies

Alternative
Absolute Return Commodities Broad Basket Convertible Arbitrage Currency Infrastructure Listed Private Equity Managed Futures Market Neutral Merger Arbitrage Natural Resources Precious Metals

In summary prospectus for the Curian Guidance – Institutional Alt 100 Fund, in the section entitled “Principal Investment Strategies,” please delete the tables following the second paragraph in its entirety and replace it with the following:

Traditional Asset Class and Strategies
Money Market Funds

Non-Traditional Asset Classes and Strategies

Alternative
Absolute Return Commodities Broad Basket Convertible Arbitrage Currency Global Real Estate Listed Private Equity Market Neutral Merger Arbitrage Natural Resources Precious Metals

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

Curian Guidance – Equity 100 Fund

Investment Objectives.  The investment objective of the Curian Guidance – Equity 100 Fund (the “Fund”) is to seek long-term growth of capital through investment in other funds (the “Underlying Funds”) with an equity orientation.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
Not Applicable

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Other Expenses1	0.22%
Acquired Fund Fees and Expenses2	1.02%
Total Annual Fund Operating Expenses	1.44%

1 “Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

2 Because the Fund invests in Underlying Funds, the Fund will indirectly bear its pro rata share of the fees and expenses of the Underlying Funds in addition to the Fund’s direct fees and expenses.  The “Acquired Fund Fees and Expenses” amount shown in the table is based upon the Fund’s estimated allocations to the Underlying Funds during the Fund’s initial fiscal year.  The Fund’s investment in Underlying Funds may change over time, and therefore, actual Acquired Fund Fees and Expenses may be higher or lower than those shown above.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years
$147	$456

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in shares of Underlying Funds representing various asset classes and strategies.   The Fund will allocate at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) to Underlying Funds that invest primarily in equity securities (which may include derivatives exposure to equity securities) .   The Fund tactically allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.   Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.

The Underlying Funds in which the Fund may invest each are a separate series of the Curian Variable Series Trust or the JNL Series Trust.  Not all Funds of the Curian Variable Series Trust and the JNL Series Trust are available as Underlying Funds.  Please refer to the statutory prospectus for a list of available Underlying Funds.  The asset classes and strategies of the Underlying Funds are as follows:

Asset Classes and Strategies

Covered Call Writing Emerging Markets Equity International Developed Equity Large Cap Growth	Large Cap Equity Large Cap Value Equity Micro Cap Equity Mid Cap Equity Mid Cap Value Equity	Small Cap Growth Equity Small Cap Equity Small Cap Value Equity

In determining allocations to any particular Underlying Fund, the Fund’s investment adviser considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.

The Fund is ‘‘non-diversified’’ under the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Allocation risk – Performance depends on the changes in market and economic conditions in the selection and percentages of allocations among Underlying Funds.
•	Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit and settlement risk on the counterparties.
•
Currency risk – The Fund’s net asset value (“NAV”) could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar.  Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payment of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange-traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation.  Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Equity securities risk –Stock markets are volatile.  The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities.  The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate.  They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry.  In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Foreign regulatory risk – The Adviser is an indirect wholly-owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  Through its ownership structure, the Adviser has a number of global financial industry affiliated entities.  As a result of this structure, and the asset management and financial industry business activities of the Adviser and its affiliates, the Adviser and the Funds may be prohibited or limited in effecting transactions in certain securities.  The Adviser and the Funds may encounter trading limitations or restrictions because of aggregation issues or other foreign regulatory requirements.  Foreign regulators or foreign laws may impose position limits on securities held by the Funds, and the Funds may be limited as to which securities they may purchase or sell, as well as, the timing of such purchases or sales.  These foreign regulatory limits may increase the Funds’ expenses and may limit the Funds’ performance.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments and possible imposition of foreign withholding taxes on income payable on the securities.  In addition, there may be less publicly available information and more volatile or less liquid markets and foreign issuers may not be subject to the same accounting, auditing and financial recordkeeping standards and requirements as domestic issuers.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.  Illiquid securities may also be difficult to value.  If the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the Fund may be forced to sell at a loss.

•
Managed portfolio risk – As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Master Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment.  Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•
Non-diversification risk – The Fund is considered non-diversified.  As such, the percentage of the Fund’s assets invested in any single issuer is not limited by the 1940 Act.  With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price of a non-diversified portfolio.

•	Small-capitalization investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.
•
Swaps risk – Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

•
Underlying Funds risk – The ability of the Fund to achieve its investment objective will depend in part upon the allocations of investments in the Underlying Funds and their ability to achieve their investment objectives.

Performance.  Performance for the Fund has not been included because the Fund has not yet commenced operations.  Performance for the Fund will be available once the Fund has completed one full calendar year of operations.

Portfolio Management.

Investment Adviser:
Curian Capital, LLC (“Curian Capital”)

Portfolio Manager:
Name:	Joined Fund Management Team In:	Title:
Steven B. Young, CFA	August 2012	Senior Vice President and Chief Investment Officer
James R. Ferrin, CFA	August 2012	Vice President and Director of Portfolio Management
Clint Pekrul, CFA	August 2012	Assistant Vice President and Portfolio Manager

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund.  You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant.  For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

Curian Guidance – Fixed Income 100 Fund

Investment Objectives.  The investment objective of the Curian Guidance – Fixed Income 100 Fund (the “Fund”) is to seek income and total return through investment in other funds (the “Underlying Funds”) with a fixed-income orientation.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
Not Applicable

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Other Expenses1	0.22%
Acquired Fund Fees and Expenses2	0.75%
Total Annual Fund Operating Expenses	1.17%

1 “Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

2 Because the Fund invests in Underlying Funds, the Fund will indirectly bear its pro rata share of the fees and expenses of the Underlying Funds in addition to the Fund’s direct fees and expenses.  The “Acquired Fund Fees and Expenses” amount shown in the table is based upon the Fund’s estimated allocations to the Underlying Funds during the Fund’s initial fiscal year.  The Fund’s investment in Underlying Funds may change over time, and therefore, actual Acquired Fund Fees and Expenses may be higher or lower than those shown above.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years
$119	$372

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in shares of Underlying Funds representing various asset classes and strategies.   The Fund will allocate at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) to Underlying Funds that invest primarily in fixed income securities (which may include derivatives exposure to fixed income securities) .   The Fund tactically allocates its assets to Underlying Funds that invest amongst various fixed-income classes, as well as non-traditional investments.   Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to fixed income securities.

The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust or the Curian Variable Series Trust.  Not all Funds of the JNL Series Trust or the Curian Variable Series Trust are available as Underlying Funds.  Please refer to the statutory prospectus for a list of available Underlying Funds.  The asset classes and strategies of the Underlying Funds are as follows:

Asset Classes and Strategies

Emerging Markets Debt Floating Rate Bond Global Bond High Yield Treasury Inflation Protected (TIPs)	U.S. Investment Grade Bond U.S. Short-Term Investment Grade Bond U.S. Government Bond U.S. Investment Grade Credit

In determining allocations to any particular Underlying Fund, the Fund’s investment adviser considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.

The Fund is ‘‘non-diversified’’ under the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Allocation risk – Performance depends on the changes in market and economic conditions in the selection and percentages of allocations among Underlying Funds.
•	Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit and settlement risk on the counterparties.
•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed-income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•
Currency risk – The Fund’s net asset value (“NAV”) could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar.  Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payment of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange-traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation.  Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Equity securities risk –Stock markets are volatile.  The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities.  The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate.  They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry.  In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Fixed income risk – The prices of fixed income securities response to economic developments, particularly interest rate changes, as well as to perceptions about the credit risk of individual issuers.  Increases in interest rates can cause the prices of the Fund’s fixed income securities to decline, and the level of current income from a portfolio of fixed income securities may decline in certain interest rate environments.

•
Foreign regulatory risk – The Adviser is an indirect wholly-owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  Through its ownership structure, the Adviser has a number of global financial industry affiliated entities.  As a result of this structure, and the asset management and financial industry business activities of the Adviser and its affiliates, the Adviser and the Funds may be prohibited or limited in effecting transactions in certain securities.  The Adviser and the Funds may encounter trading limitations or restrictions because of aggregation issues or other foreign regulatory requirements.  Foreign regulators or foreign laws may impose position limits on securities held by the Funds, and the Funds may be limited as to which securities they may purchase or sell, as well as, the timing of such purchases or sales.  These foreign regulatory limits may increase the Funds’ expenses and may limit the Funds’ performance.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments and possible imposition of foreign withholding taxes on income payable on the securities.  In addition, there may be less publicly available information and more volatile or less liquid markets and foreign issuers may not be subject to the same accounting, auditing and financial recordkeeping standards and requirements as domestic issuers.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.  Illiquid securities may also be difficult to value.  If the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the Fund may be forced to sell at a loss.

•
Managed portfolio risk – As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Master Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment.  Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•
Non-diversification risk – The Fund is considered non-diversified.  As such, the percentage of the Fund’s assets invested in any single issuer is not limited by the 1940 Act.  With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation of total return and share price of a non-diversified portfolio.

•
Swaps risk – Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

•
Underlying Funds risk – The ability of the Fund to achieve its investment objective will depend in part upon the allocations of investments in the Underlying Funds and their ability to achieve their investment objectives.

Performance.  Performance for the Fund has not been included because the Fund has not yet commenced operations.  Performance for the Fund will be available once the Fund has completed one full calendar year of operations.

Portfolio Management.

Investment Adviser:
Curian Capital, LLC (“Curian Capital”)

Portfolio Manager:
Name:	Joined Fund Management Team In:	Title:
Steven B. Young, CFA	August 2012	Senior Vice President and Chief Investment Officer
James R. Ferrin, CFA	August 2012	Vice President and Director of Portfolio Management
Clint Pekrul, CFA	August 2012	Assistant Vice President and Portfolio Manager

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund.  You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant.  For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

Curian/DFA U . S . Micro Cap Fund

Investment Objectives.  The investment objective of the Curian/DFA U . S . Micro Cap Fund (the “Fund”) is to seek long-term capital appreciation.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
Not Applicable

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.80%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses1	0.22%
Total Annual Fund Operating Expenses	1.27%

1 “Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years
$129	$403

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. Dimensional Fund Advisors LP (“Sub-Adviser”) believes that equity investing should involve a long-term view and a systematic focus on sources of expected returns, not on stock picking or market timing.  In constructing an investment portfolio, the Sub-Adviser identifies a broadly diversified universe of eligible securities with precisely-defined risk and return characteristics.  It then places priority on efficiently managing portfolio turnover and keeping trading costs low.  The Sub-Adviser does not intend to purchase or sell securities for the investment portfolio based on prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.

The Fund, using a market capitalization weighted approach, purchases a broad and diverse group of the common stocks of U.S. micro cap companies.  A company’s market capitalization is the number of its shares outstanding times its price per share.  In general, the higher the relative market capitalization of the U.S. micro cap company, the greater its representation in the Fund.  The Sub-Adviser may modify market capitalization weights after considering such factors as free float, momentum, trading strategies, liquidity management and other factors that the Sub-Adviser determines to be appropriate, given market conditions.

As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of U.S. micro cap companies.  As of the date of this Prospectus, for the purposes of the Fund, the Sub-Adviser considers micro cap companies to be companies whose market capitalizations are generally in the lowest 5% of total market capitalization or companies whose market capitalizations are smaller than the 1,500th largest U.S. company, whichever results in the higher market capitalization break.  Total market capitalization is based on the market capitalization of U.S. operating companies listed on the New York Stock Exchange (“NYSE”), NYSE Alternext US LLC, Nasdaq Global Market® or such other securities exchanges deemed appropriate by the Sub-Adviser.  When implementing its strategy, the Fund will, as of the date of this Prospectus, generally purchase securities of companies that are in the lowest 5% of total market capitalization but may also purchase securities of companies above this range that are considered micro cap companies under the Sub-Adviser’s market capitalization guidelines.   Under the Sub-Adviser’s market capitalization guidelines described above, as of June 30, 2012, the market capitalization of a micro cap company was $1,297 million or below.

The Fund may use derivatives, such as futures contracts and options on futures contracts for U.S. equity securities and indices, to gain market exposure for its uninvested cash pending investment in securities or to maintain liquidity to pay redemptions.

The Fund may lend its portfolio securities to generate additional income.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•	Growth investing risk – Growth stocks are generally priced based on future or anticipated earnings and can perform differently from the market as a whole or other types of stocks.
•
Investment value style risk – Value stocks may not increase in price if other investors fail to recognize a company’s value or the factors that are expected to increase the price of a security do not occur. In the past, over the long-term, the growth and value stock categories have had similar returns; however, each category sometimes outperforms the other for longer periods of time.

•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment.  Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•
Micro-cap company risk – Micro-cap stocks involve substantially greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices tend to be more volatile and their markets less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities. Also, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company.

•	Small-capitalization investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.

Performance.  Performance for the Fund has not been included because the Fund has not yet commenced operations.  Performance for the Fund will be available once the Fund has completed one full calendar year of operations.

Portfolio Management.

Investment Adviser:
Curian Capital, LLC

Sub-Adviser:
Dimensional Fund Advisors LP

Portfolio Managers:
Name:	Joined Fund Management Team In:	Title:
Joseph H. Chi	August 2012	Senior Portfolio Manager and Vice President
Jed S. Fogdall	August 2012	Senior Portfolio Manager and Vice President
Henry F. Gray	August 2012	Head of Global Equity Trading and Vice President

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund.  You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant.  For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

Curian/Franklin Templeton Frontier Markets Fund

Investment Objectives.  The investment objective of the Curian/Franklin Templeton Frontier Markets Fund (the “Fund”) is to seek long-term capital appreciation.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
Not Applicable

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.40%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses1	0.22%
Total Annual Fund Operating Expenses	1.87%

1 “Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years
$190	$588

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. Under normal market conditions, the Fund invests at least 80% of its net assets in securities of companies located in “frontier market countries.” The Fund deems the following countries to be frontier markets:

•
Central and Eastern Europe: Azerbaijan, Belarus, Bulgaria, Croatia, Czech Republic, Estonia, Georgia, Hungary, Kazakhstan, Latvia, Lithuania, Macedonia, Mongolia, Montenegro, Romania, Serbia, Slovakia, Slovenia, Turkey, Ukraine

•	Africa: Botswana, Cote d’Ivoire, Ghana, Kenya, Malawi, Mauritius, Morocco, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe

•	Middle East: Bahrain, Egypt, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates

•	Asia: Bangladesh, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand, Vietnam

•	Central and South America: Argentina, Chile, Colombia, Ecuador, Jamaica, Paraguay, Peru, Trinidad & Tobago, Uruguay, Venezuela

The Fund may deem other countries to be frontier markets either currently or in the future. In general, frontier market countries are a sub-set of those currently considered to be emerging or developing markets by the World Bank, the International Finance Corporation, the United Nations, or the countries’ authorities, or countries with a stock market capitalization of less than 3% of the Morgan Stanley Capital International (MSCI) World Index. These countries typically are located in the Asia-Pacific region, Central and Eastern Europe, the Middle East, Central and South America, and Africa.

The Fund invests primarily in the equity securities of frontier market companies. The equity securities in which the Fund invests are principally common stock, including related depositary receipts. The Fund may invest in the equity securities of companies of any size. Because the securities of frontier market companies tend to be considered small and micro-cap, the Fund’s investments in equity securities consist principally of these of small and micro-cap companies.   The Fund may also use participatory notes, which are debt obligations issued by banks, to replicate equity market exposure in frontier markets where direct investment is either impossible or difficult due to investment restrictions.

When choosing equity investments for the Fund, the investment manager applies a fundamental research, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s profit and loss outlook, balance sheet strength, cash flow trends and asset value in relation to the current price.

The Fund is “non-diversified” under the 1940 Act, and may invest more of its assets in fewer issuers than “diversified” mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Currency risk – The Fund’s net asset value (“NAV”) could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar.  Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payment of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

•
Depositary receipts risk – The issuers of unsponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.

•
Credit risk – An issuer of debt securities, including participatory notes, may fail to make interest payments and repay principal when due, in whole or in part.  Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Focus risk – To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

•
Foreign regulatory risk – The Adviser is an indirect wholly-owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  Through its ownership structure, the Adviser has a number of global financial industry affiliated entities.  As a result of this structure, and the asset management and financial industry business activities of the Adviser and its affiliates, the Adviser and the Funds may be prohibited or limited in effecting transactions in certain securities.  The Adviser and the Funds may encounter trading limitations or restrictions because of aggregation issues or other foreign regulatory requirements.  Foreign regulators or foreign laws may impose position limits on securities held by the Funds, and the Funds may be limited as to which securities they may purchase or sell, as well as, the timing of such purchases or sales.  These foreign regulatory limits may increase the Funds’ expenses and may limit the Funds’ performance.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments and possible imposition of foreign withholding taxes on income payable on the securities.  In addition, there may be less publicly available information and more volatile or less liquid markets and foreign issuers may not be subject to the same accounting, auditing and financial recordkeeping standards and requirements as domestic issuers.

•
Frontier market countries risk – Frontier market countries generally have smaller economies and even less developed capital markets than traditional developing markets, and, as a result, the risks of investing in developing market countries are magnified in frontier market countries. The magnification of risks are the result of: potential for extreme price volatility and illiquidity in frontier markets; government ownership or control of parts of private sector and of certain companies; trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which frontier market countries trade; and the relatively new and unsettled securities laws in many frontier market countries.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuation in response to events affecting that industry.

•
Investment style risk – Value stocks may not increase in price if other investors fail to recognize a company’s growth, value or the factors that are expected to increase the price of a security do not occur. In the past, over the long-term, the growth and value stock categories have had similar returns; however, each category sometimes outperforms the other for long periods of time.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.  Illiquid securities may also be difficult to value.  If the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the Fund may be forced to sell at a loss.

•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment.  Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.
•
Micro-cap company risk – Micro-cap stocks involve substantially greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices tend to be more volatile and their markets less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities. Also, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Participation note risk – An investment in a participation note involves additional risks beyond the risks normally associated with a direct investment in the underlying security and a participation note's performance may differ from the underlying security’s performance.  Holders of participation notes do not have the same rights as an owner of the underlying stock and are subject to the credit risk of the issuer, and participation notes are privately issued and may be illiquid.

•	Small-capitalization investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.

Performance.  Performance for the Fund has not been included because the Fund has not yet commenced operations.  Performance for the Fund will be available once the Fund has completed one full calendar year of operations.

Portfolio Management.

Investment Adviser:
Curian Capital, LLC

Sub-Adviser:
Templeton Asset Management L td. (“TAML”)

Portfolio Managers:
Name:	Joined Fund Management Team In:	Title:
Mark Mobius, Ph.D.	August 2012	Executive Chairman of Templeton Emerging Markets Group, Portfolio Manager of Asset Management

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund.  You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant.  For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

Curian/Neuberger Berman Currency Fund

Investment Objective.  The investment objective of the Curian/Neuberger Berman Currency Fund (the “Fund”) is to seek absolute return.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
Not Applicable

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses1	0.22%
Total Annual Fund Operating Expenses	1.17%

1 “Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years
$119	$372

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in currency-related investments.  Currency-related investments may include all currency spots, forwards, swaps, futures, and options as well as U.S. Treasury Bills, Notes and U.S. Government and Government Agency Securities.  The Fund seeks to generate absolute returns with low correlation to other asset classes.

The Fund will invest primarily in currencies of developed countries. The Fund will also invest, to a lesser extent, in emerging market currencies considered to be liquid. The Fund will invest in these currencies mainly, but not exclusively, through, currency spot contracts and currency forward contracts.  The Fund may also gain exposure to currencies through currency swaps, non-deliverable currency forwards, currency options and currency futures.

The management of the Fund is supported by a framework of fundamental tools that the Fund uses in seeking to assess relative value among currencies. The Fund analyzes data and seeks opportunities across multiple time horizons and uses a number of strategies based on fundamental factors such as multi-asset class momentum indicators, interest rates, growth, capital flows, distance from fair value, policy impact on growth, and structural factors.

The Fund may also invest in derivative instruments as a means of hedging risk and/or for investment purposes, which may include altering the Fund’s exposure to interest rates, sectors and individual issuers.  These derivative instruments may include futures, forward foreign currency contracts, and swaps, such as total return swaps, credit default swaps and interest rate swaps.

The Fund may also invest in high quality (being rated BBB or above or equivalent by a Recognized Rating Agency) short-term money market instruments such as bank deposits, fixed or floating rate instruments (including but not limited to commercial paper), floating rate notes, certificates of deposit, debentures, asset backed securities and government or corporate bonds, cash and cash equivalents (including but not limited to treasury bills).

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Bonds risk – Rising interest rates will generally cause the prices of bonds and other debt securities to fall.  In addition, falling interest rates may cause an issuer to redeem, call or refinance a security before its stated maturity, which may result in the fund having to reinvest the proceeds in lower yielding securities.  Longer maturity debt securities may be subject to greater price fluctuations than shorter maturity debt securities.  Bonds and other debt securities are subject to credit risk, which is the possibility that the credit strength of an issuer will weaken and/or an issuer of a debt security will fail to make timely payments of principal or interest and the security will go into default.

•	Counterparty and settlement risk - Trading options, futures contracts and other derivative financial instruments entails credit and settlement risk on the counterparties.
•
Credit risk – An issuer of debt securities, including participatory notes, may fail to make interest payments and repay principal when due, in whole or in part.  Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.

•
Currency risk – The Fund’s net asset value (“NAV”) could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar.  Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payment of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Fixed income risk – The prices of fixed income securities response to economic developments, particularly interest rate changes, as well as to perceptions about the credit risk of individual issuers.  Increases in interest rates can cause the prices of the Fund’s fixed income securities to decline, and the level of current income from a portfolio of fixed income securities may decline in certain interest rate environments.

•
Foreign regulatory risk – The Adviser is an indirect wholly-owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  Through its ownership structure, the Adviser has a number of global financial industry affiliated entities.  As a result of this structure, and the asset management and financial industry business activities of the Adviser and its affiliates, the Adviser and the Funds may be prohibited or limited in effecting transactions in certain securities.  The Adviser and the Funds may encounter trading limitations or restrictions because of aggregation issues or other foreign regulatory requirements.  Foreign regulators or foreign laws may impose position limits on securities held by the Funds, and the Funds may be limited as to which securities they may purchase or sell, as well as, the timing of such purchases or sales.  These foreign regulatory limits may increase the Funds’ expenses and may limit the Funds’ performance.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments and possible imposition of foreign withholding taxes on income payable on the securities.  In addition, there may be less publicly available information and more volatile or less liquid markets and foreign issuers may not be subject to the same accounting, auditing and financial recordkeeping standards and requirements as domestic issuers.

•
Forward and futures contract risk – The successful use of forward and futures contracts draws upon the Sub-Adviser’s skill and experience with respect to such instruments and are subject to special risk considerations.  The primary risks associated with the use of futures contracts are (a) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract; (b) possible lack of a liquid secondary market for a forward or futures contract and the resulting inability to close a forward or futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the Sub-Adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (e) the possibility that the counterparty will default in the performance of its obligations; and (f) if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

•
Hedging instruments risk – The Fund, may attempt, from time to time, to hedge (protect) against currency risks, largely using forward foreign currency exchange contracts, where available and when, in the manager’s opinion, it would be advantageous to the Fund.  A forward foreign currency exchange contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract.  Forward foreign currency exchange contracts may reduce the risk of loss from a change in value of a currency, but they also limit any potential gains and do not protect against fluctuations in the value of the underlying position.  For example, during periods when the U.S. dollar weakens in relation to a foreign currency the Fund’s use of a currency hedging program will result in lower returns than if no currency hedging programs were in effect.  The Fund may also attempt, from time to time, to hedge against market risks by using other derivative investments, which may include purchasing or selling call and put options.  A call option gives the purchaser of the option, upon payment of a premium, the right to buy, and the seller of the option the obligation to sell, the underlying instrument at the exercise price.  Conversely, a put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the seller of the option the obligation to buy, the underlying instrument at the exercise price.  Forward foreign currency exchange contracts and put options are considered derivative investments, because their value and performance depend, at least in part, on the value and performance of an underlying asset.  The Fund may also use futures, swaps, and other derivative instruments to hedge risk.  The Fund’s investment in derivatives may involve a small investment relative to the amount of risk assumed.  To the extent the Fund enters into these transactions, its success will depend on the manager’s ability to predict market movements, and their use may have the opposite effect of that intended.  Risks include potential loss due to the imposition of controls by a government on the exchange of foreign currencies, the loss of any premium paid to enter into the transaction, delivery failure, default by any other party, or inability to close out a position because the trading market becomes illiquid.  In addition, for a variety of reasons, the Fund may not seek to establish a perfect correlation between such hedging instruments and the portfolio instruments being hedged.  Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss.  It is not possible to hedge fully or perfectly against any risk.

•
Leveraging risk – Reverse repurchase agreements, loans of portfolio securities, dollar rolls, buy backs, futures, forwards, and the use of when-issued, delayed delivery or forward commitment transactions, and other derivatives, may give rise to a form of leverage.  The effect of using leverage is to amplify the Fund’s gains and losses in comparison to the amount of the Fund’s assets (that is, assets other than borrowed assets) at risk, thus causing the Fund to be more volatile.

•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment.  Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Options risk – Writing call options can reduce the risk of owning equity securities, but it limits the opportunity to profit from an increase in the market value of stocks.  Unusual market conditions or the lack of a ready market for any particular option at a specific time may reduce the effectiveness of the Fund’s options strategies, and for these and other reasons the Fund’s options strategies may not reduce the Fund’s volatility to the extent desired.

•	Portfolio turnover risk – Active trading may increase transaction costs, which may reduce performance and also may increase realized short-term capital gains and losses.
•
Regulation of derivatives risk - It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent a Fund from using such instruments as part of its investment strategy, which could negatively impact a Fund.  For example, some legislative and regulatory proposals, such as those in the Reform Act, would upon implementation impose limits on the maximum position that could be held by a single trader in certain contracts and would subject some derivatives transactions to new forms of regulation that could create barriers to some types of investment activity.  Other provisions would require many swaps to be cleared and traded on an exchange, expand entity registration requirements, impose business conduct requirements on dealers that enter into swaps with a pension plan, endowment, retirement plan or government entity, and require banks to move some derivatives trading units to a non−guaranteed affiliate separate from the deposit−taking bank or divest them altogether.  While many provisions of the Reform Act must be implemented through future rulemaking, and any regulatory or legislative activity may not necessarily have a direct, immediate effect upon a Fund, it is possible that, upon implementation of these measures or any future measures, they could potentially limit or completely restrict the ability of a Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective.  Limits or restrictions applicable to the counterparties with which a Fund engages in derivative transactions could also prevent a Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments.

•
Swaps risk – Swap agreements involve risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

Performance.  Performance for the Fund has not been included because the Fund has not yet commenced operations.  Performance for the Fund will be available once the Fund has completed one full calendar year of operations.

Portfolio Management.

Investment Adviser:
Curian Capital, LLC

Sub-Adviser:
Neuberger Berman Fixed Income LLC

Portfolio Managers:
Name:	Joined Fund Management Team In:	Title:
Ugo Lancioni	August 2012	Managing Director
Thomas Sontag	August 2012	Managing Director
Richard Grau	August 2012	Senior Vice President

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund.  You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant.  For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

The following Fund should be added to the summary prospectus "Summary Overview of Each Fund":

Curian/Van Eck International Gold Fund

Investment Objectives.  The investment objective of the Curian/Van Eck International Gold Fund (the “Fund”) is to seek long-term capital appreciation.  The Fund may take current income into consideration when choosing investments.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The expenses do not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable and the total expenses would be higher if they were included.

Shareholder Fees
(fees paid directly from your investment)
Not Applicable

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.80%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses1	0.22%
Total Annual Fund Operating Expenses	1.27%

1 “Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account, whichever may be applicable, and the total expenses would be higher if they were included.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years
$129	$403

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.  The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies principally engaged in gold-related activities, instruments that derive their value from gold, gold coins and bullion.  A company principally engaged in gold-related activities is one that derives at least 50% of its revenues from gold-related activities, including the exploration, mining or processing of or dealing in gold.  The Fund concentrates its investments in the gold-mining industry and therefore invests 25% or more of its total assets in such industry.

The Fund invests in securities of companies with economic ties to countries throughout the world, including the U.S.  Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries.  The Fund may invest in securities of companies of any capitalization range.  The Fund primarily invests in companies that the portfolio manager believes represent value opportunities and/or that have growth potential within their market niche, through their ability to increase production capacity at reasonable cost or make gold discoveries around the world.  The portfolio manager utilizes both a macro-economic examination of gold market themes and a fundamental analysis of prospective companies in the search for value and growth opportunities.

The Fund may invest up to 25% of its net assets, as of the date of the investment, in gold and silver coins, gold, silver, platinum and palladium bullion and exchange-traded funds (“ETFs”) that invest primarily in such coins and bullion and derivatives on the foregoing, and physical metals. The Fund’s investments in coins and bullion will not earn income, and the sole source of return to the Fund from these investments will be from gains or losses realized on the sale of such investments.

The Fund may use derivative instruments, such as structured notes, futures, options and swap agreements, to gain or hedge exposure.  The Fund may invest up to 20% of its net assets in securities issued by other investment companies, including ETFs.  The Fund may also invest in money market funds, but these investments are not subject to this limitation.  The Fund may invest in ETFs to participate in, or gain rapid exposure to, certain market sectors, or when direct investments in certain countries are not economically feasible.

The Fund is “non-diversified” under the 1940 Act, and may invest more of its assets in fewer issuers than “diversified” mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Commodity risk – Commodities investments and/or commodity-linked derivative instruments, especially if leveraged, may entail greater volatility from a variety of causes than traditional securities.
•
Commodity-linked derivatives risk – The value of a commodity-linked derivative investment typically is based upon the price movements of a commodity, a commodity futures contract or commodity index, or some other readily measurable economic variable. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, volatility of the underlying benchmark, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The value of commodity-linked derivatives will rise or fall in response to changes in the underlying commodity or related index.  Investments in commodity-linked derivatives may be subject to greater volatility than non-derivative based investments. A highly liquid secondary market may not exist for certain commodity-linked derivatives, and there can be no assurance that one will develop.

Commodity-linked derivatives also may be subject to credit and interest rate risks that in general affect the values of fixed-income securities. Therefore, at maturity, the Fund may receive more or less principal than it originally invested. The Fund might receive interest payments that are more or less than the stated coupon interest payments.

In connection with the Fund’s direct and indirect investments in commodity-linked derivatives, the Fund will attempt to manage its counterparty exposure so as to limit its exposure to any one counterparty. However, due to the limited number of entities that may serve as counterparties (and which the Fund believes are creditworthy) at any one time the Fund may enter into swap agreements with a limited number of counterparties and may invest in commodity-linked notes issued by a limited number of issuers that will act as counterparties, which may increase the Fund’s exposure to counterparty credit risk. There can be no assurance that the Fund will be able to limit exposure to any one counterparty at all times.
•
Concentration in gold-mining industry risk – The Fund may be subject to greater risks and market fluctuations than a fund whose portfolio has exposure to a broader range of industries.  The Fund maybe susceptible to financial, economic, political or market events, as well as government regulation, impacting the gold industry.  Fluctuations in the price of gold often dramatically affect the profitability of companies in the gold industry.

•
Currency risk – The Fund’s net asset value (“NAV”) could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar.  Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payment of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Direct investments risk – Direct investments may involve a high degree of business and financial risk that can result in substantial losses.  Because of the absence of any public trading market for many of these investments, a Fund may take longer to liquidate these positions than would be the case for publicly traded securities.  Direct investments are generally considered illiquid and will be aggregated with other illiquid investments for purposes of the limitation on illiquid investments.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign regulatory risk – The Adviser is an indirect wholly-owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  Through its ownership structure, the Adviser has a number of global financial industry affiliated entities.  As a result of this structure, and the asset management and financial industry business activities of the Adviser and its affiliates, the Adviser and the Funds may be prohibited or limited in effecting transactions in certain securities.  The Adviser and the Funds may encounter trading limitations or restrictions because of aggregation issues or other foreign regulatory requirements.  Foreign regulators or foreign laws may impose position limits on securities held by the Funds, and the Funds may be limited as to which securities they may purchase or sell, as well as, the timing of such purchases or sales.  These foreign regulatory limits may increase the Funds’ expenses and may limit the Funds’ performance.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments and possible imposition of foreign withholding taxes on income payable on the securities.  In addition, there may be less publicly available information and more volatile or less liquid markets and foreign issuers may not be subject to the same accounting, auditing and financial recordkeeping standards and requirements as domestic issuers.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuation in response to events affecting that industry.

•
Investment in other investment companies risk – As with other investments, investments in other investment companies are subject to market and selection risk. In addition, if the Fund acquires shares of investment companies, including ones affiliated with the Fund, shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies. To the extent the Fund is held by an affiliated fund, the ability of the Fund itself to hold other investment companies may be limited.

•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment.  Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.
•
Non-diversification risk – With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Regulation of derivatives risk - It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent a Fund from using such instruments as part of its investment strategy, which could negatively impact a Fund. For example, some legislative and regulatory proposals, such as those in the Reform Act, would upon implementation impose limits on the maximum position that could be held by a single trader in certain contracts and would subject some derivatives transactions to new forms of regulation that could create barriers to some types of investment activity. Other provisions would require many swaps to be cleared and traded on an exchange, expand entity registration requirements, impose business conduct requirements on dealers that enter into swaps with a pension plan, endowment, retirement plan or government entity, and require banks to move some derivatives trading units to a non−guaranteed affiliate separate from the deposit−taking bank or divest them altogether. While many provisions of the Reform Act must be implemented through future rulemaking, and any regulatory or legislative activity may not necessarily have a direct, immediate effect upon a Fund, it is possible that, upon implementation of these measures or any future measures, they could potentially limit or completely restrict the ability of a Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which a Fund engages in derivative transactions could also prevent a Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments.

•	Small-capitalization investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.

Performance.  Performance for the Fund has not been included because the Fund has not yet commenced operations.  Performance for the Fund will be available once the Fund has completed one full calendar year of operations.

Portfolio Management.

Investment Adviser:
Curian Capital, LLC

Sub-Adviser:
Van Eck Associates Corporation

Portfolio Managers:
Name:	Joined Fund Management Team In:	Title:
Joseph M. Foster	August 2012	Portfolio Manager
Imaru Casanova	August 2012	Investment Team Member
Charl P. de M. Malan	August 2012	Investment Team Member

Purchase and Sale of Fund Shares
Only separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) may purchase shares of the Fund.  You may invest indirectly in the Fund through your purchase of a variable annuity contract issued by a separate account of Jackson or Jackson NY, or through a Jackson or Jackson NY fund that invests in this Fund and directly through a qualified or non-qualified plan.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account, registered investment company or plan through which you invest indirectly.

This Fund is not sold to the general public but instead serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable insurance contracts and retirement plans.

Tax Information
Because the Fund’s shareholders are the separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson or Jackson NY, the tax treatment of dividends and distributions will depend on the tax status of Jackson or Jackson NY, the investment companies, and the qualified and non-qualified plans.  Accordingly, no discussion is included about the Federal personal income tax consequences to you, the contract owner or plan participant.  For this information, you should consult the prospectus of the appropriate separate account or description of the plan and read the discussion of the Federal income tax consequences to variable insurance contract owners and plan participants.

Payments to Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

In the prospectus, for the Curian Guidance – Maximize Income Fund, the Curian Guidance – Balanced Income Fund, the Curian Guidance – Rising Income Fund, the Curian Guidance – Moderate Growth Fund, the Curian Guidance – Maximum Growth Fund, the Curian Guidance – Tactical Moderate Growth Fund, the Curian Guidance – Tactical Maximum Growth Fund, and the Curian Guidance – Institutional Alt 65 Fund, in the section entitled “Principal Investment Strategies,” please delete the tables entitled “Underlying Funds and Asset Classes” following the third paragraph in its entirety and replace it with the following:

Underlying Funds and Asset Classes

Curian Variable Series Trust
Underlying Fund	Asset Class
Curian Dynamic Risk Advantage – Diversified Fund	Risk Management Asset Allocation
Curian Dynamic Risk Advantage – Aggressive Fund	Risk Management Asset Allocation
Curian/DFA U . S . Micro Cap Fund	Micro Cap Equity
Curian/Epoch Global Shareholder Yield Fund	International Equity Income
Curian/FAMCO Flex Core Covered Call Fund	Covered Call Writing
Curian/Franklin Templeton Frontier Markets Fund	Emerging Markets Equity
Curian/Franklin Templeton Natural Resources Fund	Natural Resources
Curian/Neuberger Berman Currency Fund	Currency
Curian/Nicholas Convertible Arbitrage Fund	Convertible Arbitrage
Curian/PIMCO Credit Income Fund	Corporate Bond
Curian/PineBridge Merger Arbitrage Fund	Merger Arbitrage
Curian/The Boston Company Equity Income Fund	Equity Income
Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund	Market Neutral
Curian/Van Eck International Gold Fund	Precious Metals

JNL Series Trust
Underlying Fund	Asset Class
JNL/AQR Managed Futures Strategy Fund	Managed Futures
JNL/BlackRock Commodity Securities Fund	Commodities Broad Basket
JNL/BlackRock Global Allocation Fund	Global Tactical Allocation
JNL/Brookfield Global Infrastructure Fund	Infrastructure
JNL/Franklin Templeton Global Multisector Bond Fund	Multisector Bond
JNL/Franklin Templeton International Small Cap Growth Fund	International Small Cap
JNL/Franklin Templeton Small Cap Value Fund	Small Cap Value
JNL/Goldman Sachs Emerging Markets Debt Fund	Emerging Markets Debt
JNL/Invesco Global Real Estate Fund	Global Real Estate
JNL/Invesco International Growth Fund	International Equity
JNL/Invesco Small Cap Growth Fund	Small Cap Growth
JNL/Ivy Asset Strategy Fund	Global Tactical Allocation
JNL/JPMorgan MidCap Growth Fund	Mid Cap Growth
JNL/Lazard Emerging Markets Fund	Emerging Markets Equity
JNL/Mellon Capital Management Global Alpha Fund	Absolute Return
JNL/PIMCO Real Return Fund	Inflation-Protected Securities
JNL/PPM America Floating Rate Income Fund	Bank Loan
JNL/PPM America High Yield Bond Fund	U.S. High Yield
JNL/PPM America Mid Cap Value Fund	Mid Cap Value
JNL/Red Rocks Listed Private Equity Fund	Listed Private Equity
JNL/T. Rowe Price Established Growth Fund	Large Cap Growth
JNL/T. Rowe Price Value Fund	Large Cap Value
JNL/WMC Money Market Fund	Money Market

In the prospectus, for the Curian Guidance – Maximize Income Fund, in the section entitled “ Principal Investment Strategies ,” please delete the paragraph following the tables entitled “ Underlying Funds and Asset Classes ” in its entirety and replace it with the following:

The Fund seeks to achieve the generation of income through its investment in Underlying Funds that invest primarily in fixed-income securities and other income generating securities or strategies.  Investments may include Underlying Funds that invest in fixed-income securities, including bonds of U.S. issuers as well as foreign bonds from developed and emerging markets that may be denominated in currencies other than the U.S. dollar.  The Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as “junk bonds.”  Modest allocations may also include Underlying Funds that invest in both domestic and international dividend-paying, equity securities and real estate investment trusts.

In the prospectus, for the Curian Guidance – Balanced Income Fund, in the section entitled “ Principal Investment Strategies ,” please delete the paragraph following the tables entitled “ Underlying Funds and Asset Classes ” in its entirety and replace it with the following:

The Fund seeks to achieve the generation of income through its investment in Underlying Funds that invest in fixed-income securities and other income generating securities or strategies, as well as dividend paying equity securities.  Investments may include Underlying Funds that invest in fixed-income securities, including bonds of U.S. issuers, as well as foreign bonds from developed and emerging markets that may be denominated in currencies other than the U.S. dollar.  The Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities as well as Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as “junk bonds.”  Investments in Underlying Funds that invest in fixed-income instruments are complemented by allocations to Underlying Funds that invest in both domestic and international dividend-paying, equity securities and real estate investment trusts.

In the prospectus, for the Curian Guidance – Maximize Income Fund, the Curian Guidance – Balanced Income Fund, the Curian Guidance – Rising Income Fund, the Curian Guidance – Moderate Growth Fund, the Curian Guidance – Maximum Growth Fund, the Curian Guidance – Tactical Moderate Growth Fund, the Curian Guidance – Tactical Maximum Growth Fund, and the Curian Guidance – Institutional Alt 65 Fund, in the section entitled “Principal Risks of Investing in the Fund,” please add the following risks:

•	Frontier market countries risk
•	Micro-cap company risk
•	Precious metal related securities risk

In the prospectus, for the Curian Guidance – Institutional Alt 100 Fund, in the section entitled “Principal Investment Strategies,” please delete the tables entitled “Underlying Funds and Asset Classes” following the third paragraph in its entirety and replace it with the following:

Underlying Funds and Asset Classes

Curian Variable Series Trust
Underlying Fund	Asset Class
Curian/Franklin Templeton Natural Resources Fund	Natural Resources
Curian/Neuberger Berman Currency Fund	Currency
Curian/Nicholas Convertible Arbitrage Fund	Convertible Arbitrage
Curian/PineBridge Merger Arbitrage Fund	Merger Arbitrage
Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund	Market Neutral
Curian/Van Eck International Gold Fund	Precious Metals

JNL Series Trust
Underlying Fund	Asset Class
JNL/AQR Managed Futures Strategy Fund	Managed Futures
JNL/BlackRock Commodity Securities Fund	Commodities Broad Basket
JNL/Brookfield Global Infrastructure Fund	Infrastructure
JNL/Invesco Global Real Estate Fund	Global Real Estate
JNL/Mellon Capital Management Global Alpha Fund	Absolute Return
JNL/Red Rocks Listed Private Equity Fund	Listed Private Equity

In the prospectus, for the Curian Guidance – Maximize Income Fund, the Curian Guidance – Balanced Income Fund, the Curian Guidance – Rising Income Fund, the Curian Guidance – Moderate Growth Fund, the Curian Guidance – Maximum Growth Fund, the Curian Guidance – Tactical Moderate Growth Fund, the Curian Guidance – Tactical Maximum Growth Fund, the Curian Guidance – Institutional Alt 65 Fund, and the Curian Guidance – Institutional Alt 100 Fund, in the section entitled “The Adviser and Portfolio Management,” please delete the last paragraph in its entirety and replace it with the following:

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

In the prospectus, for the Curian Tactical Advantage 35 Fund, the Curian Tactical Advantage 60 Fund, the Curian Tactical Advantage 75 Fund, the Curian Dynamic Risk Advantage – Diversified Fund, the Curian Dynamic Risk Advantage – Aggressive Fund, the Curian Dynamic Risk Advantage – Income Fund, the Curian/American Funds® Growth Fund, the Curian/AQR Risk Parity Fund, the Curian/Epoch Global Shareholder Yield Fund, the Curian/FAMCO Flex Core Covered Call Fund, the Curian/Franklin Templeton Natural Resources Fund, the Curian/Invesco Balanced-Risk Commodities Strategy Fund, the Curian/Nicholas Convertible Arbitrage Fund, the Curian/PIMCO Credit Income Fund, the Curian/PineBridge Merger Arbitrage Fund, the Curian/The Boston Company Equity Income Fund, and the Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund, in the section entitled “The Sub-Adviser and Portfolio Management,” please delete the last paragraph in its entirety and replace it with the following:

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

Curian Guidance – Equity 100 Fund

Investment Objectives.  The investment objective of the Curian Guidance – Equity 100 Fund (the “Fund”) is to seek long-term growth of capital through investment in other funds (the “Underlying Funds”) with an equity orientation.

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in Underlying Funds representing various asset classes and strategies.   The Fund will allocate at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) to Underlying Funds that invest primarily in equity securities (which may include derivatives exposure to equity securities) .   The Fund tactically allocates its assets to Underlying Funds that invest primarily among various equity classes, as well as non-traditional investments.   Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.   In determining allocations to any particular Underlying Fund, the Fund’s investment adviser (the “Adviser”) considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.  Allocations among the Underlying Funds are periodically reviewed and may be revised, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.

Generally, any changes among asset classes will be tactical in nature within a modest range around the target allocation set within the tactical oriented Underlying Funds; however, the Adviser may at times make larger allocation changes if it believes market conditions warrant a larger change.  Allocations are based not only on past asset class performance but on future risk/return expectations.  The Adviser reserves the right to replace or add to Underlying Funds or other securities in its asset allocation model at any time.

The following charts list the Underlying Funds available in each of the asset classes and strategies:

Underlying Funds and Asset Classes and Strategies

Curian Variable Series Trust
Underlying Fund	Asset Class
Curian/DFA U . S . Micro Cap Fund	Micro Cap Equity
Curian/FAMCO Flex Core Covered Call Fund	Covered Call Writing
Curian/Franklin Templeton Frontier Markets Fund	Diversified Frontier Markets

JNL Series Trust
Underlying Fund	Asset Class
JNL/Franklin Templeton Small Cap Value Fund	Small Cap Value Equity
JNL/Invesco International Growth Fund	International Equity
JNL/Invesco Small Cap Growth Fund	Small Cap Growth Equity
JNL/Lazard Emerging Markets Fund	Emerging Markets Equity
JNL/Mellon Capital Management S&P 500 Index Fund	Large Cap Equity
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	Mid Cap Equity
JNL/Mellon Capital Management Small Cap Index Fund	Small Cap Equity
JNL/Mellon Capital Management International Index Fund	International Developed Equity
JNL/PPM America Mid Cap Value Fund	Mid Cap Value Equity
JNL/T. Rowe Price Established Growth Fund	Large Cap Growth Equity
JNL/T. Rowe Price Value Fund	Large Cap Value Equity

The Fund seeks to achieve the primary objective of long-term growth of capital through tactically adjusted allocations of its assets to Underlying Funds that invest among various equity classes, as well as non-traditional investments.  These investments may include Underlying Funds that invest in both domestic and international stocks of large established companies as well as stocks of smaller companies with what each Sub-Adviser of the Underlying Funds believes to be above-average growth potential.  The Fund may also invest in Underlying Funds that invest exclusively in companies domiciled in emerging markets.  Investments in Underlying Funds that invest in equity-oriented securities are complemented by allocations to Underlying Funds that invest in both domestic and international fixed-income securities and non-traditional investments.  Non-traditional investments may include Underlying Funds that invest in commodities, currencies, real estate, infrastructure, and other less than traditional investment strategies such as include derivatives, options, and short selling of securities.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Allocation risk
•	Counterparty and settlement risk
•	Currency risk
•	Derivatives risk
•	Emerging markets risk
•	Equity securities risk
•	Foreign regulatory risk
•	Foreign securities risk
•	Liquidity risk
•	Managed portfolio risk
•	Market risk
•	Non-diversification risk
•	Swaps risk
•	Small-capitalization investing risk
•	Underlying Funds risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Commodity risk
•	Industry concentration risk
•	Investment strategy risk
•	Large-capitalization investing risk
•	Leveraging risk
•	Mid-capitalization investing risk
•	Portfolio turnover risk
•	Prepayment risk
•	Real estate investment risk
•	Sector risk
•	Short sales risk
•	Temporary defensive positions and large cash positions risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

These and other risks associated with the Underlying Funds are described elsewhere in the Prospectus.  Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the Adviser’s allocation among the Underlying Funds.  The Fund’s exposure to each category of risk varies as a result of changes in its percentage allocations to Underlying Funds.  To the extent that the Funds have a higher percentage of investments in non-traditional asset classes, the Funds may incur more risk.  Many of the Underlying Funds are classified as alternative investment funds and invest in non-traditional asset classes.

Because the Fund invests exclusively in the Underlying Funds, you should look elsewhere in the respective Prospectus for the Curian Variable Series Trust and the JNL Series Trust for the particular information and the risks related to the Underlying Funds.

In addition, the performance of the Fund depends on the Underlying Funds’ sub-advisers’ ability to effectively implement the investment strategies of the Underlying Funds.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Adviser and Portfolio Management.  The allocations for the Fund are made by the Adviser, Curian Capital, LLC (“Curian Capital”).  Curian Capital is located at 7601 Technology Way, Denver, Colorado 80237.  Curian Capital is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management.  Curian Capital is a wholly owned subsidiary of Jackson National Life Insurance Company, which is in turn wholly owned by Prudential plc, a publicly traded company incorporated in the United Kingdom.   Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Steven B. Young, CFA, Senior Vice President and Chief Investment Officer for Curian Capital, is responsible for portfolio construction and asset allocation of the Funds.  Mr. Young draws on 25 years investment experience, including his current role as Chief Investment Officer with Curian Capital and President and Manager of Jackson Investment Management, LLC (“JIM”), overseeing all asset management activities involved in portfolio construction, asset allocation and manager due diligence for Curian Capital’s $7 billion under management (as of July 31, 2011).  Mr. Young has been the Chief Investment Officer of Curian Capital since May 2005.  Mr. Young’s past experience includes head of Investment Strategy for Bank of America’s Wealth and Investment Management Group for two years, manager for the billion-dollar series of Nations LifeGoal Portfolio Mutual Funds (fund of funds) for two years, and Chief Investment Strategist developing and representing the firm’s view of the capital markets for two years.  Prior to Bank of America, Mr. Young spent three years as a Principal with institutional consultant DeMarche Associates as a lead consultant to Fortune 500 company pension plans and was a member of the firm’s Manager Review Committee.

James R. Ferrin, CFA, Vice President and  Director of Portfolio Management for Curian Capital,  is responsible for overseeing the firm’s activities related to Curian’s proprietary investment strategies and serves on the Curian Capital Investment Policy Committee.  Mr. Ferrin developed and serves as portfolio manager for the multi-billion dollar Curian Tactical Advantage strategies and also serves as portfolio manager for strategies in the Curian Variable Series Trust.  Prior to joining Curian in 2007, Mr. Ferrin held the position of Vice President and Senior Investment Manager with the Wells Fargo Institutional Asset Advisors group.  As head of the group’s Fixed Income Management and a member of the Institutional Asset Advisors Investment Committee, he was responsible for the portfolio and relationship management of the group’s institutional clients for the western region.  With nearly 20 years in the investment industry, Mr. Ferrin’s experience also includes serving as Director of Institutional Marketing with Smith Asset Management and as an investment officer with Norwest Investment Management & Trust.  Mr. Ferrin received his Bachelor degree from Bethel College with an emphasis in Finance and a minor in Economics.  Having also attended Texas Christian University, Mr. Ferrin holds the designation of Chartered Financial Analyst.

Clint Pekrul, CFA, Assistant Vice President and Portfolio Manager for Curian Capital, is responsible for the research efforts of Curian Capital’s Asset Management Group.  Mr. Pekrul serves as portfolio manager for the firm’s proprietary quantitative and international equity portfolios, as well as the Dynamic Risk Advantage strategies for Curian’s Custom Style Portfolios.  In addition, Mr. Pekrul is a portfolio manager for strategies in the Curian Variable Series Trust.  Mr. Pekrul joined Curian Capital in 2003.  Prior to joining Curian Capital, Mr. Pekrul worked in the Private Client Group at Merrill Lynch, advising clients on asset allocation and portfolio strategies.  Mr. Pekrul holds the professional designation of Chartered Financial Analyst and is a member of the CFA Institute and the Colorado Society of Financial Analysts.  He holds an undergraduate degree with honors from the University of Oklahoma, graduating in 1998.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds.”

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

Curian Guidance – Fixed Income 100 Fund

Investment Objectives.  The investment objective of the Curian Guidance – Fixed Income 100 Fund (the “Fund”) is to seek income and total return through investment in other funds (the “Underlying Funds”) with a fixed-income orientation.

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in Underlying Funds representing various asset classes and strategies.   The Fund will allocate at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) to Underlying Funds that invest primarily in fixed income securities (which may include derivatives exposure to fixed income securities) .   The Fund tactically allocates its assets to Underlying Funds that invest primarily among various fixed-income classes, as well as non-traditional investments.   Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to fixed income securities.   In determining allocations to any particular Underlying Fund, the Fund’s investment adviser (the “Adviser”) considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.  Allocations among the Underlying Funds are periodically reviewed and may be revised, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.

Generally, any changes among asset classes will be tactical in nature within a modest range around the target allocation set within the tactical oriented Underlying Funds; however, the Adviser may at times make larger allocation changes if it believes market conditions warrant a larger change.  Allocations are based not only on past asset class performance but on future risk/return expectations.  The Adviser reserves the right to replace or add to Underlying Funds or other securities in its asset allocation model at any time.

The following charts list the Underlying Funds available in each of the asset classes:

Underlying Funds and Asset Classes

Curian Variable Series Trust
Underlying Fund	Asset Class
Curian/PIMCO Credit Income Fund	U.S. Investment Grade Credit

JNL Series Trust
Underlying Fund	Asset Class
JNL/Franklin Templeton Global Multisector Bond Fund	Global Bond
JNL/Goldman Sachs Emerging Markets Debt Fund	Emerging Markets Debt
JNL/Mellon Capital Management Bond Index Fund	U.S. Investment Grade Bond
JNL/PIMCO Real Return Fund	Treasury Inflation Protected (TIPs)
JNL/PPM America Floating Rate Income Fund	Floating Rate Bond
JNL/PPM America High Yield Bond Fund	High Yield Bond
JNL/T. Rowe Price Short-Term Bond Fund	U.S. Short-Term Investment Grade Bond
JNL/JPMorgan U.S. Government & Quality Bond Fund	U.S. Government Bond

The Fund seeks to achieve the primary objective of income and total return, through tactically adjusted allocations of its assets to Underlying Funds that invest among various fixed-income classes, as well as non-traditional investments.  Investments in Underlying Funds that invest in equity-oriented securities are complemented by allocations to Underlying Funds that invest in both domestic and international fixed-income securities and non-traditional investments.  Fixed-income allocations may include bonds of U.S. issuers as well as foreign bonds from developed and emerging markets that may be denominated in currencies other than the U.S. dollar.  The Fund may also invest in Underlying Funds that invest in investment-grade securities as well as high-yield, high-risk bonds, commonly referred to as “junk bonds.”  Non-traditional investments may include Underlying Funds that invest in commodities, currencies, real estate, infrastructure, and other less than traditional investment strategies such as include derivatives, options, and short selling of securities.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Allocation risk
•	Counterparty and settlement risk
•	Credit risk
•	Currency risk
•	Derivatives risk
•	Emerging markets risk
•	Equity securities risk
•	Fixed income risk
•	Foreign regulatory risk
•	Foreign securities risk
•	Liquidity risk
•	Managed portfolio risk
•	Market risk
•	Non-diversification risk
•	Swaps risk
•	Underlying Funds risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	High-yield bonds, lower-rated bonds, and unrated securities risk
•	Industry concentration risk
•	Interest rate risk
•	Investment strategy risk
•	Leveraging risk
•	Portfolio turnover risk
•	Prepayment risk
•	Sector risk
•	Short sales risk
•	Temporary defensive positions and large cash positions risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

These and other risks associated with the Underlying Funds are described elsewhere in the Prospectus.  Since the Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the Adviser’s allocation among the Underlying Funds.  The Fund’s exposure to each category of risk varies as a result of changes in its percentage allocations to Underlying Funds.  To the extent that the Funds have a higher percentage of investments in non-traditional asset classes, the Funds may incur more risk.  Many of the Underlying Funds are classified as alternative investment funds and invest in non-traditional asset classes.

Because the Fund invests exclusively in the Underlying Funds, you should look elsewhere in the respective Prospectuses for the JNL Series Trust and the Curian Variable Series Trust for the particular information and the risks related to the Underlying Funds.

In addition, the performance of the Fund depends on the Underlying Funds’ sub-advisers’ ability to effectively implement the investment strategies of the Underlying Funds.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Adviser and Portfolio Management.  The allocations for the Fund are made by the Adviser, Curian Capital, LLC (“Curian Capital”).  Curian Capital is located at 7601 Technology Way, Denver, Colorado 80237.  Curian Capital is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management.  Curian Capital is a wholly owned subsidiary of Jackson National Life Insurance Company, which is in turn wholly owned by Prudential plc, a publicly traded company incorporated in the United Kingdom.   Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Steven B. Young, CFA, Senior Vice President and Chief Investment Officer for Curian Capital, is responsible for portfolio construction and asset allocation of the Funds.  Mr. Young draws on 25 years investment experience, including his current role as Chief Investment Officer with Curian Capital and President and Manager of Jackson Investment Management, LLC (“JIM”), overseeing all asset management activities involved in portfolio construction, asset allocation and manager due diligence for Curian Capital’s $7 billion under management (as of July 31, 2011).  Mr. Young has been the Chief Investment Officer of Curian Capital since May 2005.  Mr. Young’s past experience includes head of Investment Strategy for Bank of America’s Wealth and Investment Management Group for two years, manager for the billion-dollar series of Nations LifeGoal Portfolio Mutual Funds (fund of funds) for two years, and Chief Investment Strategist developing and representing the firm’s view of the capital markets for two years.  Prior to Bank of America, Mr. Young spent three years as a Principal with institutional consultant DeMarche Associates as a lead consultant to Fortune 500 company pension plans and was a member of the firm’s Manager Review Committee.

James R. Ferrin, CFA, Vice President and  Director of Portfolio Management for Curian Capital,  is responsible for overseeing the firm’s activities related to Curian’s proprietary investment strategies and serves on the Curian Capital Investment Policy Committee.  Mr. Ferrin developed and serves as portfolio manager for the multi-billion dollar Curian Tactical Advantage strategies and also serves as portfolio manager for strategies in the Curian Variable Series Trust.  Prior to joining Curian in 2007, Mr. Ferrin held the position of Vice President and Senior Investment Manager with the Wells Fargo Institutional Asset Advisors group.  As head of the group’s Fixed Income Management and a member of the Institutional Asset Advisors Investment Committee, he was responsible for the portfolio and relationship management of the group’s institutional clients for the western region.  With nearly 20 years in the investment industry, Mr. Ferrin’s experience also includes serving as Director of Institutional Marketing with Smith Asset Management and as an investment officer with Norwest Investment Management & Trust.  Mr. Ferrin received his Bachelor degree from Bethel College with an emphasis in Finance and a minor in Economics.  Having also attended Texas Christian University, Mr. Ferrin holds the designation of Chartered Financial Analyst.

Clint Pekrul, CFA, Assistant Vice President and Portfolio Manager for Curian Capital, is responsible for the research efforts of Curian Capital’s Asset Management Group.  Mr. Pekrul serves as portfolio manager for the firm’s proprietary quantitative and international equity portfolios, as well as the Dynamic Risk Advantage strategies for Curian’s Custom Style Portfolios.  In addition, Mr. Pekrul is a portfolio manager for strategies in the Curian Variable Series Trust.  Mr. Pekrul joined Curian Capital in 2003.  Prior to joining Curian Capital, Mr. Pekrul worked in the Private Client Group at Merrill Lynch, advising clients on asset allocation and portfolio strategies.  Mr. Pekrul holds the professional designation of Chartered Financial Analyst and is a member of the CFA Institute and the Colorado Society of Financial Analysts.  He holds an undergraduate degree with honors from the University of Oklahoma, graduating in 1998.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds.”

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

Curian/DFA U . S . Micro Cap Fund

Investment Objectives.  The investment objective of the Curian/DFA U . S . Micro Cap Fund (the “Fund”) is to seek long-term capital appreciation.

Principal Investment Strategies.  Dimensional Fund Advisors LP (“Sub-Adviser”) believes that equity investing should involve a long-term view and a systematic focus on sources of expected returns, not on stock picking or market timing.  In constructing an investment portfolio, the Sub-Adviser identifies a broadly diversified universe of eligible securities with precisely-defined risk and return characteristics.  It then places priority on efficiently managing portfolio turnover and keeping trading costs low.  The Sub-Adviser does not intend to purchase or sell securities for the investment portfolio based on prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.

The Fund, using a market capitalization weighted approach, purchases a broad and diverse group of the common stocks of U.S. micro cap companies.  A company’s market capitalization is the number of its shares outstanding times its price per share.  In general, the higher the relative market capitalization of the U.S. micro cap company, the greater its representation in the Fund.  The Sub-Adviser may modify market capitalization weights after considering such factors as free float, momentum, trading strategies, liquidity management and other factors that the Sub-Adviser determines to be appropriate, given market conditions.

As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of U.S. micro cap companies.  As of the date of this Prospectus, for the purposes of the Fund, the Sub-Adviser considers micro cap companies to be companies whose market capitalizations are generally in the lowest 5% of total market capitalization or companies whose market capitalizations are smaller than the 1,500th largest U.S. company, whichever results in the higher market capitalization break.  Total market capitalization is based on the market capitalization of U.S. operating companies listed on the New York Stock Exchange (“NYSE”), NYSE Alternext US LLC, Nasdaq Global Market® or such other securities exchanges deemed appropriate by the Sub-Adviser.  When implementing its strategy, the Fund will, as of the date of this Prospectus, generally purchase securities of companies that are in the lowest 4% of total market capitalization but may also purchase securities of companies above this range that are considered micro cap companies under the Sub-Adviser’s market capitalization guidelines.   Under the Sub-Adviser’s market capitalization guidelines described above, as of June 30, 2012, the market capitalization of a micro cap company was $1,297 million or below.

The Fund may use derivatives, such as futures contracts and options on futures contracts for U.S. equity securities and indices, to gain market exposure for its uninvested cash pending investment in securities or to maintain liquidity to pay redemptions.

The Fund may lend its portfolio securities to generate additional income.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Derivatives risk
•	Equity securities risk
•	Growth investing risk
•	Investment value style risk
•	Liquidity risk
•	Managed portfolio risk
•	Market risk
•	Micro-cap company risk
•	Small-capitalization investing risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  For purposes of the Fund, the Sub-Adviser considers micro cap companies to be companies whose market capitalizations are generally in the lowest 5% of total market capitalization or companies whose market capitalizations are smaller than the 1,500th largest U.S. company, whichever results in the higher market capitalization break. The Fund may purchase securities of foreign issuers which are traded in the U.S. securities markets, but such investments may not exceed 5% of the gross assets of the Fund. There is some overlap in the companies in which the Fund invests. Generally, it is the intention of the Fund to purchase the stock of eligible companies using a market capitalization weighted approach.  The Fund is authorized to invest in privately placed convertible debentures, and the value thereof, together with the value of all other illiquid investments, may not exceed 10% of the value of the Fund’s net assets at the time of purchase.

The Fund intends to invest in the securities of eligible companies using a market capitalization weighted approach.  The decision to include or exclude the shares of an issuer will be made on the basis of such issuer’s relative market capitalization determined by reference to other companies located in the same country or region. Company size is measured in terms of local currencies in order to eliminate the effect of variations in currency exchange rates. Even though a company’s stock may meet the applicable market capitalization criterion, it may not be purchased if (i) in the Sub-Adviser’s judgment, the issuer is in extreme financial difficulty, (ii) the issuer is involved in a merger or consolidation or is the subject of an acquisition, (iii) a significant portion of the issuer’s securities are closely held, or (iv) the Sub-Adviser determines, in its judgment, that the purchase of such stock is inappropriate given other conditions. Further, securities of REITs generally will not be acquired (except as part of a merger, consolidation, acquisition of assets or other corporate action).

If securities must be sold in order to obtain funds to make redemption payments, such securities may be repurchased, as additional cash becomes available. In most instances, however, management would anticipate selling securities which had appreciated sufficiently to be eligible for sale and, therefore, would not need to repurchase such securities.

Generally, current income is not sought as an investment objective and investments will not be based upon an issuer’s dividend payment policy or record. However, many of the companies whose securities will be selected for investment do pay dividends. It is anticipated, therefore, that dividend income will be received.

There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Temporary defensive positions and large cash positions risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Dimensional Fund Advisors LP (“DFA”), 6300 Bee Cave Road, Building One, Austin, Texas 78746.  DFA has been engaged in the business of providing investment management services since May 1981.  DFA is currently organized as a Delaware limited partnership and is controlled and operated by its general partner, Dimensional Holdings Inc., a Delaware corporation.  As of January 31, 2012, assets under management for DFA and its affiliates totaled approximately $230 billion.

Joseph H. Chi is a Senior Portfolio Manager and Vice President of DFA and chairman of DFA’s Investment Committee.  Mr. Chi has an MBA and BS from the University of California, Los Angeles and also a JD from the University of Southern California. Mr. Chi joined DFA as a Portfolio Manager in 2005, has been co-head of DFA’s portfolio management group since 2012, and has been responsible for the Fund since 2012.

Jed S. Fogdall is a Senior Portfolio Manager and Vice President of DFA and a member of DFA’s Investment Committee.  Mr. Fogdall has an MBA from the University of California, Los Angeles and a BS from Purdue University.  Mr. Fogdall joined DFA as a Portfolio Manager in 2004, has been co-head of DFA’s portfolio management group since 2012, and has been responsible for the Fund since 2012.

Henry F. Gray is Head of Global Equity Trading and a Vice President of DFA and a member of DFA’s Investment Committee.  Mr. Gray received his MBA from the University of Chicago in 1995 and his BA from Princeton University in 1989.  Mr. Gray joined DFA in 1995, was a Portfolio Manager from 1995 to 2005, and has been Head of Global Equity Trading since 2006 and responsible for the Fund since 2012.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds.”

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

Curian/Franklin Templeton Frontier Markets Fund

Investment Objectives.  The investment objective of the Curian/Franklin Templeton Frontier Markets Fund (the “Fund”) is to seek long-term capital appreciation.

Principal Investment Strategies.  Under normal market conditions, the Fund invests at least 80% of its net assets in securities of companies located in “frontier market countries,” as defined below.

The Fund deems the following countries to be “frontier markets:”

•
Central and Eastern Europe: Azerbaijan, Belarus, Bulgaria, Croatia, Czech Republic, Estonia, Georgia, Hungary, Kazakhstan, Latvia, Lithuania, Macedonia, Mongolia, Montenegro, Romania, Serbia, Slovakia, Slovenia, Turkey, Ukraine

•	Africa: Botswana, Cote d’Ivoire, Ghana, Kenya, Malawi, Mauritius, Morocco, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe

•	Middle East: Bahrain, Egypt, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates

•	Asia: Bangladesh, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand, Vietnam

•	Central and South America: Argentina, Chile, Colombia, Ecuador, Jamaica, Paraguay, Peru, Trinidad & Tobago, Uruguay, Venezuela

The Fund may deem other countries to be “frontier markets” either currently or in the future. In general, frontier market countries are a sub-set of those currently considered to be emerging or developing markets by the World Bank, the International Finance Corporation, the United Nations, or the countries’ authorities, or countries with a stock market capitalization of less than 3% of the Morgan Stanley Capital International World Index. These countries typically are located in the Asia-Pacific region, Central and Eastern Europe, the Middle East, Central and South America, and Africa.

For purposes of the Fund’s investments, frontier market companies are those:

•	whose principal securities trading markets are in frontier market countries; or

•	that derive 50% or more of their total revenue or profit from either goods or services produced or sales made in frontier market countries; or

•	that have 50% or more of their assets in frontier market countries; or

•	that are linked to currencies of frontier market countries; or

•	that are organized under the laws of, or with principal offices in, frontier market countries.

The Fund invests primarily in the equity securities of frontier market companies. The Fund’s investments in equity securities may include investments in companies of any size. Because the securities of frontier market companies tend to be considered small and micro-cap, the Fund’s investments in equity securities may include small and micro-cap companies. The Fund is a “non-diversified” fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund.

An equity security represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business and the value of its assets, as well as general market conditions. Common stocks, preferred stocks, convertible securities and related depository receipts are examples of equity securities. Convertible securities generally are debt securities or preferred stock that may be converted into common stock after certain time periods or under certain circumstances. The Fund may invest in convertible securities without regard to the ratings assigned by rating services. Depositary receipts are certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a foreign or domestic company.

In addition to the Fund’s main investments, the Fund may invest up to 20% of its net assets in securities of issuers in countries that are not deemed to be frontier market. The Fund may also invest up to 20% of its net assets in debt obligations of issuers located in frontier market countries, which may be lower-rated or unrated, and which include participatory notes.  Participatory notes are structured as debt securities and are sold by a bank in markets where the Fund is restricted from directly purchasing equity securities.  The Fund may tender a participatory note for cash payment in an amount that reflects the current market value of underlying equity investments, reduced by program fees.  The Fund may also invest up to 15% of its net assets in illiquid securities.

When choosing equity investments for this Fund, the investment manager applies a fundamental research, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s profit and loss outlook, balance sheet strength, cash flow trends and asset value in relation to the current price. The analysis considers the company’s corporate governance behavior as well as its position in its sector, the economic framework and political environment.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Currency risk
•	Credit risk
•	Depositary receipts risk
•	Emerging markets risk
•	Focus risk
•	Foreign regulatory risk
•	Foreign securities risk
•	Frontier market countries risk
•	Industry concentration risk
•	Investment style risk
•	Liquidity risk
•	Managed portfolio risk
•	Market risk
•	Mid-capitalization investing risk
•	Micro-cap company risk
•	Non-diversification risk
•	Participation note risk
•	Small-capitalization investing risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Temporary defensive positions and large cash positions risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Templeton Asset Management Ltd. (“TAML”), whose principal office is 7 Temasek Boulevard, Suntec Tower One, #38-03, Singapore 038987.  TAML has a branch office in Hong Kong.  Together, TAML and its affiliates manage as of December 31, 2011, over $670.3 billion in assets, and have been in the investment management business since 1947.

The Fund is managed by a dedicated professional focused on investments in frontier market countries.  The portfolio manager of the Fund is Mark Mobius, PH.D.  Dr. Mobius has been the lead portfolio manager of the Fund since its inception. Dr. Mobius has primary responsibility for the investments of the Fund. Dr. Mobius has final authority over all aspects of the Fund’s investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio risk assessment, and the management of daily cash balances in accordance with anticipated management requirements. The degree to which Dr. Mobius may perform these functions, and the nature of these functions, may change from time to time. Dr. Mobius joined Franklin Templeton Investments in 1987.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds.”

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

Curian/Neuberger Berman Currency Fund

Investment Objective.  The investment objective of the Curian/Neuberger Berman Currency Fund (the “Fund”) is to seek absolute return.

Principal Investment Strategies.  The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in currency-related investments.  Currency-related investments may include all currency spots, forwards, swaps, futures, options, etc. as well as US Treasury Bills, Notes and U.S. Government and Government Agency Securities.  The Fund seeks to generate absolute return over a medium to long-term investment with low correlation to other asset classes. The Fund focuses on multiple macro economic factors, multiple time horizons, and multiple trading strategies.  The Fund is based on a fundamentally driven, relative value investment approach.

The Fund will invest primarily in global liquid currencies (including, but without limitation, Australian Dollar, Canadian Dollar, Swiss Franc, Euro, Sterling, Japanese Yen, Norwegian Krone, New Zealand Dollar, Swedish Krona and US Dollar). The Sub-Adviser may also invest, to a lesser extent, in emerging market currencies (including, but without limitation, Brazilian Real, Mexican Peso, Czech Koruna, Chilean Peso, South Korean Won, Singaporean Dollar, Thai Baht, Polish Zloty, Turkish Lira and South African Rand).

The Fund will invest in a universe of global currencies mainly, but not exclusively, through, currency spot contracts and currency forward contracts.  The Sub-Adviser may also gain exposure to currencies through currency swaps, non-deliverable currency forwards, currency options and currency futures.

The Fund may also invest in derivative instruments as a means of hedging risk and/or for investment purposes, which may include altering the Fund’s exposure to interest rates, sectors and individual issuers.  These derivative instruments may include futures, forward foreign currency contracts, and swaps, such as total return swaps, credit default swaps and interest rate swaps.

The Fund may also invest in high quality (being rated BBB or above or equivalent by a Recognized Rating Agency) short-term money market instruments such as bank deposits, fixed or floating rate instruments (including but not limited to commercial paper), floating rate notes, certificates of deposit, debentures, asset backed securities and government or corporate bonds, cash and cash equivalents (including but not limited to treasury bills).

Investment Process and Portfolio Construction.  The Sub-Adviser’s investment process starts with an analysis based on a large number of fundamental factors illustrated here:

•	Growth: Countries with strong growth prospects should see their currencies outperform.
•
Stability: Overvaluation of a currency should lead to deterioration in the current account balance and risk of mean reversion behavior. Countries running large fiscal deficits increase their currency vulnerability.

•	Yield: Currencies with higher interest rates are attractive.
•	Monetary Policy: Monetary policy expectations influence short term dynamics.
•	Capital Flows: Investment opportunities attract capital. Developments in equity and commodity markets have significant influence on currency performance.
•	Risk Aversion: Volatile markets reduce the attractiveness of ‘carry’ trades. Investors look for currencies with strong fundamentals when risk aversion is high.

New and historical information is gathered on a daily basis through a framework of tools and indicators which enables the Sub-Adviser to incorporate a large quantity of data into their investment decision making process. Data is gathered across fundamental factors across short, medium and long term time horizons.

The discretionary judgment of the Sub-Adviser is integral to the construction process of the Fund as not all information or events can be quantitatively analyzed. For example, political events, the effects of corporate hedging and market positioning and changes in regulatory regimes can have a significant impact on the markets yet can be difficult to capture effectively using quantitative tools alone.

The construction of the Fund is achieved in several ways:

•	Fundamental factor or drivers incorporated in the Investment Manager’s analysis
•	Time horizon, short, medium and long term inputs
•	Trading strategies that are used to implement the Investment Manager’s views

This diversification allows the Sub-Adviser to construct the Fund which is not reliant on a single idea or theme and is not unduly exposed to a small number (or single) dominant risk factor.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Bonds risk
•	Counterparty and settlement risk
•	Credit risk
•	Currency risk
•	Derivatives risk
•	Emerging markets risk
•	Fixed income risk
•	Foreign regulatory risk
•	Foreign securities risk
•	Forward and futures contract risk
•	Hedging instruments risk
•	Leveraging risk
•	Managed portfolio risk
•	Market risk
•	Non-diversification risk
•	Options risk
•	Portfolio turnover risk
•	Regulation of derivatives risk
•	Swaps risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Temporary defensive positions and large cash positions risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Neuberger Berman Fixed Income LLC (“NBFI”), located at 190 South LaSalle Street, Suite 2400, Chicago, Illinois 60603.  NBFI is responsible for choosing the Fund’s investments and handling its day-to-day business as required by the investment advisory agreement between Adviser, Curian Capital, and NBFI ; however, certain services may be performed by affiliates of NBFI.  NBFI carries out its duties subject to the policies established by the Board of Trustees.  Together, NBFI and its affiliates (collectively, “Neuberger Berman”) manage approximately $193 billion in total assets (as of 12/31/2011) and continue an asset management history that began in 1939.

Ugo Lancioni, Managing Director, joined the firm in 2007.  Mr. Lancioni is a Currency Portfolio Manager and heads the Currency team responsible for Discretionary FX strategies.  Prior to joining the firm, Mr. Lancioni was employed by JPMorgan for 11 years.  Mr. Lancioni received a Masters Degree in Economics from the University “La Sapienza” in Rome.

Thomas Sontag, Managing Director, joined the firm in 2004. Mr. Sontag is a Portfolio Manager responsible for active and index portfolios and is a member of the Investment Grade Strategy Committee and the Structured Products team. Prior to joining the firm, he served as a portfolio manager with Strong Capital Management for six years.  Mr. Sontag earned a BBA and an MBA from the University of Wisconsin.

Richard Grau, Senior Vice President, joined the firm in 1993.  Mr. Grau is a Portfolio Manager on the Short Duration, Intermediate, and Core Investment teams.  He received a BS from Rutgers University and an MBA from New York University.

Mr. Lancioni is responsible for the Fund’s currency-related investments. Mr. Sontag and Mr. Grau are responsible for the Fund’s investments in U.S. Treasury Bills, Notes, U.S. Government and Agency Securities and other cash management instruments.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds.”

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

Curian/Van Eck International Gold Fund

Investment Objectives.  The investment objective of the Curian/Van Eck International Gold Fund (the “Fund”) is to seek long-term capital appreciation.  The Fund may take current income into consideration when choosing investments.

Principal Investment Strategies.  Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies principally engaged in gold-related activities, instruments that derive their value from gold, gold coins and bullion.  A company principally engaged in gold-related activities is one that derives at least 50% of its revenues from gold-related activities, including the exploration, mining or processing of or dealing in gold.  The Fund concentrates its investments in the gold-mining industry and therefore invests 25% or more of its total assets in such industry.

The Fund invests in securities of companies with economic ties to countries throughout the world, including the U.S.  Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries.  The Fund may invest in securities of companies of any capitalization range.  The Fund primarily invests in companies that the portfolio manager believes represent value opportunities and/or that have growth potential within their market niche, through their ability to increase production capacity at reasonable cost or make gold discoveries around the world.  The portfolio manager utilizes both a macro-economic examination of gold market themes and a fundamental analysis of prospective companies in the search for value and growth opportunities.

The Fund may invest up to 25% of its net assets, as of the date of the investment, in gold and silver coins, gold, silver, platinum and palladium bullion and exchange-traded funds (“ETFs”) that invest primarily in such coins and bullion and derivatives on the foregoing, and physical metals. The Fund’s investments in coins and bullion will not earn income, and the sole source of return to the Fund from these investments will be from gains or losses realized on the sale of such investments.

The Fund may use derivative instruments, such as structured notes, futures, options and swap agreements, to gain or hedge exposure.  The Fund may invest up to 20% of its net assets in securities issued by other investment companies, including ETFs.  The Fund may also invest in money market funds, but these investments are not subject to this limitation.  The Fund may invest in ETFs to participate in, or gain rapid exposure to, certain market sectors, or when direct investments in certain countries are not economically feasible.

The Fund is “non-diversified” under the 1940 Act, and may invest more of its assets in fewer issuers than “diversified” mutual funds.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s investment techniques otherwise failing to achieve the Fund’s investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Commodity risk
•	Commodity-linked derivatives risk
•	Concentration in gold-mining industry risk
•	Currency risk
•	Derivatives risk
•	Direct investments risk
•	Emerging markets risk
•	Foreign regulatory risk
•	Foreign securities risk
•	Industry concentration risk
•	Investment in other investment companies risk
•	Managed portfolio risk
•	Market risk
•	Mid-capitalization investing risk
•	Non-diversification risk
•	Regulation of derivatives risk
•	Small-capitalization investing risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Structured note risk
•	Temporary defensive positions and large cash positions risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Van Eck Associates Corporation (“Van Eck”), 335 Madison Avenue, New York, New York 10017.  Van Eck has been an investment adviser since 1955 and also acts as adviser or sub-adviser to other mutual funds, exchange-traded funds, other pooled investment vehicles and separate accounts.  As of December 31, 2011, Van Eck’s assets under management were approximately $33.1 billion.

The Fund’s portfolio manager and investment team members are responsible for the day-to-day portfolio management of the Fund.  The portfolio manager oversees all investment research and decisions related to fund portfolio strategy and allocations, while the investment team member conducts ongoing investment research and analysis.

Joseph M. Foster is portfolio manager of the Fund and a senior precious metals analyst.  He has been with Van Eck since 1996 and is currently the portfolio manager for various funds advised by Van Eck.

Imaru Casanova is an investment team member and a senior precious metals analyst.  She joined Van Eck in 2011 and currently serves on the investment team for various funds advised by Van Eck.

Charl P. de M. Malan is an investment team member and a senior base and industrial metals analyst.  He joined Van Eck in 2003 and currently serves on the investment team for various funds advised by Van Eck.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds.”

A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement will be available in the Fund’s Semi-Annual Report to shareholders dated June 30, 2012.

Please delete the row entitled “Curian Guidance Maximum Growth Fund” and replace it with the following in the table in the section entitled “Benchmarks”:

Name	Primary Benchmark	Secondary Benchmark(s)
Curian Guidance Maximum Growth Fund	S&P 500 TR	S&P500/MSCI EAFE/BarCap Agg/HFRX Aggregate (35/20/15/30)

Please add the following rows to the section entitled “Benchmarks”:

Name	Primary Benchmark	Secondary Benchmark(s)
Curian Guidance – Equity 100 Fund	MSCI ACWI	Not Applicable
Curian Guidance – Fixed-Income 100 Fund	Barclays Capital Aggregate Bond	Not Applicable
Curian/DFA U . S . Micro Cap Fund	Russell Microcap TR USD	Not Applicable
Curian/Franklin Templeton Frontier Markets Fund	MSCI Frontier Markets NR USD	Not Applicable
Curian/Neuberger Berman Currency Fund	BofAML US Treasury Bill 3 Mon	Not Applicable
Curian/Van Eck International Gold Fund	FTSE Gold Mines TR USD	Not Applicable

Please add the following risks to the section entitled “Glossary of Risks”:

Concentration in gold-mining industry risk – The Fund may be subject to greater risks and market fluctuations than a fund whose portfolio has exposure to a broader range of industries.  The Fund maybe susceptible to financial, economic, political or market events, as well as government regulation, impacting the gold industry.  Fluctuations in the price of gold often dramatically affect the profitability of companies in the gold industry.

Direct investments risk – Direct investments may involve a high degree of business and financial risk that can result in substantial losses.  Because of the absence of any public trading market for many of these investments, a Fund may take longer to liquidate these positions than would be the case for publicly traded securities.  Direct investments are generally considered illiquid and will be aggregated with other illiquid investments for purposes of the limitation on illiquid investments.

Focus risk – To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Frontier market countries risk – Frontier market countries generally have smaller economies and less developed capital markets than traditional developing markets, and, as a result, the risks of investing in developing market countries are magnified in frontier market countries. The economies of frontier market countries are less correlated to global economic cycles than those of their more developed counterparts and their markets have low trading volumes and the potential for extreme price volatility and illiquidity. This volatility may be further heightened by the actions of a few major investors. For example, a substantial increase or decrease in cash flows of mutual funds investing in these markets could significantly affect local stock prices and, therefore, the price of Fund shares. These factors make investing in frontier market countries significantly riskier than in other countries and any one of them could cause the price of the Fund’s shares to decline.

Governments of many frontier market countries in which the Fund may invest may exercise substantial influence over many aspects of the private sector. In some cases, the governments of such frontier market countries may own or control certain companies. Accordingly, government actions could have a significant effect on economic conditions in a frontier market country and on market conditions, prices and yields of securities in the Fund’s portfolio. Moreover, the economies of frontier market countries may be heavily dependent upon international trade and, accordingly, have been and may continue to be, adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been and may continue to be adversely affected by economic conditions in the countries with which they trade.

Investment in equity securities of issuers operating in certain frontier market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in equity securities of issuers operating in certain frontier market countries and increase the costs and expenses of the Fund. Certain frontier market countries require governmental approval prior to investments by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors. Certain frontier market countries may also restrict investment opportunities in issuers in industries deemed important to national interests.

Frontier market countries may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors, such as the Fund. In addition, if deterioration occurs in a frontier market country’s balance of payments, the country could impose temporary restrictions on foreign capital remittances. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital, as well as by the application to the Fund of any restrictions on investments. Investing in local markets in frontier market countries may require the Fund to adopt special procedures, seek local government approvals or take other actions, each of which may involve additional costs to the Fund.

There may be no centralized securities exchange on which securities are traded in frontier market countries. Also, securities laws in many frontier market countries are relatively new and unsettled. Therefore, laws regarding foreign investment in frontier market securities, securities regulation, title to securities, and shareholder rights may change quickly and unpredictably.

The frontier market countries in which the Fund invests may become subject to sanctions or embargoes imposed by the U.S. government and the United Nations. The value of the securities issued by companies that operate in, or have dealings with these countries may be negatively impacted by any such sanction or embargo and may reduce the Fund’s returns.

Banks in frontier market countries used to hold the Fund’s securities and other assets in that country may lack the same operating experience as banks in developed markets. In addition, in certain countries there may be legal restrictions or limitations on the ability of the Fund to recover assets held by a foreign bank in the event of the bankruptcy of the bank. Settlement systems in frontier markets may be less well organized than in the developed markets. As a result, there is greater risk than in developed countries that settlements will take longer and that cash or securities of the Fund may be in jeopardy because of failures of or defects in the settlement systems.

Investment style risk – The returns from a certain investment style may trail returns from the overall stock market.  Value funds typically emphasize stocks whose prices are below-average in comparison to earnings and book value, although they may yield above-average dividends.  A value stock may not increase in price if other investors fail to recognize the company’s value or the factors that are expected to increase the price of the security do not occur. Growth funds generally focus on stocks of companies believed to have above-average potential for growth in revenue and earnings.  Growth stock prices frequently reflect projections of future earnings or revenues, and if earnings growth expectations aren’t met their valuations may return to more typical norms, causing their stock prices to fall.  In the past, over the long-term, the growth and value stock categories have had similar returns; however, each category sometimes outperforms the other for longer periods of time.

Companies that may be considered out of favor, particularly companies emerging from bankruptcy, may tend to lose value more quickly in periods of anticipated economic downturns, may have difficulty retaining customers and suppliers and, during economic downturns, may have difficulty paying their debt obligations or finding additional financing.

Micro-cap company risk - Micro-cap stocks involve substantially greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices tend to be more volatile and their markets less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities. Also, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company.

Participation note risk – An investment in a participation note involves additional risks beyond the risks normally associated with a direct investment in the underlying security and a participation note's performance may differ from the underlying security’s performance.  Holders of participation notes do not have the same rights as an owner of the underlying stock and are subject to the credit risk of the issuer, and participation notes are privately issued and may be illiquid.

Structured note risk – A Fund may invest in notes, sometimes called “structured notes,” linked to the performance of securities or commodities.  Commodity-linked structured notes provide exposure, which may include long and/or short exposure, to the investment returns of “real assets” (i.e., assets that have tangible properties such as oil, gold and silver) that trade in the commodities markets without investing directly in physical commodities.  The performance of these notes is determined by the price movement of the commodities underlying the note.  These notes are subject to the credit risk of the issuing party and may be less liquid than other types of securities.  This means that the Fund may lose money if the issuer of the note defaults and that the Fund may not be able to readily close out its investment in such notes without incurring losses.

Please delete “Credit risk” and “Depositary receipts risk” in the section entitled “Glossary of Risks,” in its entirety and replace it with the following:

Credit risk – The Fund could lose money on a debt security, including a participatory note, if an issuer or borrower is unable or fails to meet its obligations, including failing to make interest payments and/or to repay principal when due. Changes in an issuer’s financial strength, the market’s perception of the issuer’s financial strength or in a security’s credit rating, which reflects a third party’s assessment of the credit risk presented by a particular issuer, may affect debt securities’ value. The Fund may incur substantial losses on debt securities that are inaccurately perceived to present a different amount of credit risk by the market, the investment manager or the rating agencies than such securities actually do.

Depositary receipts risk – The issuers of unsponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material.  Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts.  Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.  Depositary receipts are subject to many of the risks of the underlying security. For some depositary receipts, the custodian or similar financial institution that holds the issuer’s shares in a trust account is located in the issuer’s home country. In these cases if the issuer’s home country does not have developed financial markets, the Fund could be exposed to the credit risk of the custodian or financial institution and greater market risk. In addition, the depository institution may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. The Fund would be expected to pay a share of the additional fees, which it would not pay if investing directly in the foreign securities. The Fund may experience delays in receiving its dividend and interest payments or exercising rights as a shareholder. Depositary receipts will be issued under sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities traded in the form of depositary receipts. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information about an issuer that has participated in the creation of a sponsored program. There may be an increased possibility of untimely responses to certain corporate actions of the issuer, such as stock splits and rights offerings, in an unsponsored program. Accordingly, there may be less information available regarding issuers of securities underlying unsponsored programs and there may not be a correlation between this information and the market value of the depositary receipts. If the Fund’s investment depends on obligations being met by the arranger as well as the issuer of an unsponsored program, the Fund will be exposed to additional credit risk.

In the section entitled "Management of the Trust," sub-section entitled “Advisory Fee,” please add the following Funds to the table:

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
Curian Guidance – Equity 100 Fund	All Assets	0.20%
Curian Guidance – Fixed-Income 100 Fund	All Assets	0.20%
Curian/DFA U . S . Micro Cap Fund	$0 to $1 billion Over $1 billion	0.80% 0.75%
Curian/Franklin Templeton Frontier Markets Fund	$0 to $1 billion Over $1 billion	1.40% 1.35%
Curian/Neuberger Berman Currency Fund	$0 to $1 billion Over $1 billion	0.70% 0.65%
Curian/Van Eck International Gold Fund	$0 to $1 billion Over $1 billion	0.80% 0.75%

In the section entitled "Financial Highlights", add the paragraph below and the Financial Highlights:

The annual information below has been derived from financial statements audited by KPMG LLP, an independent registered public accounting firm, and should be read in conjunction with the financial statements and notes thereto, together with the report of KPMG LLP thereon, in the Annual Report.  The information as of June 30, 2012 (semi-annual report) has not been audited.

[to be updated by amendment]

(To be used with: ____________)

CMV__________ 08/12